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03022966

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Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Gitic Nauling Holdings Ltd

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 4195 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 6/23/03

82-4195

AR/S
12-31-02



GZITIC HUALING HOLDINGS LIMITED
國信華凌集團有限公司

Annual Report 2002 年報









Contents 目錄

ON/OFF ⓘ










GZITIC HUALING HOLDINGS LIMITED
國信華凌集團有限公司



It is my pleasure to submit on behalf of the Board of Directors (the "Board") the results of GZITIC Hualing Holdings Limited (the "Company") and its subsidiaries (the "Group") for the year ended 31 December 2002.

Financial Highlights

Turnover of the Group amounted to approximately HK$1,261,072,000 for the year ended 31 December 2002, representing a decrease of 24% as compared to last year. The audited loss attributable to shareholders amounted to approximately HK$250,359,000 (2001: audited profit attributable to shareholders HK$10,759,000). The Board does not recommend the payment of any final dividend for the year ended 31 December 2002.

Business Highlights

During the year under review, the sales volume of the Group's air-conditioners has reached approximately 416,000 units, representing a decrease of approximately 11% as compared to the previous year. Whereas impacted by the slashing retail price of domestic air-conditioning products, turnover reduced significantly by approximately 35% when compared with last year and amounted to approximately HK$745,207,000. While the sales volume of refrigerator business decreased by approximately 4% in comparison to last year, amounted to approximately 636,000 units. Turnover slightly increased by approximately 0.8%, amounted to approximately HK$515,865,000.

The Group's export business recorded satisfactory results, with the export sales volume of air-conditioners increased approximately 52% against prior year, while export sales volume of refrigerators increased by 31%. In order to broaden the Group's market share in the PRC and overseas markets and to improve the product varieties, during the year, the Group has completed 25 new product development projects. These have created huge momentum for the development in the coming year. Moreover, the Group's cost control measures have demonstrated great achievements. The procurement centre established in April has lowered the average procurement cost by over 10% as compared with the original procurement model.

The Group's application of information technology has obtained satisfactory results. Of which, the implementation of the Enterprise Resource Planning ("ERP") system has accelerated the overall business operation efficiency.





Chairman Chen Xiao Shi
董事長 陳小石

本人謹代表國信華凌集團有限公司(「本公司」)董事會(「董事會」),欣然向各股東提呈本公司及其附屬公司(「本集團」)截至二零零二年十二月三十一日止年度之業績報告。

財務摘要

截至二零零二年十二月三十一日止年度,本集團的營業額約達港幣1,261,072,000元,較去年同期下跌約24%,經審核股東應佔虧損約為港幣250,359,000元(二零零一年:經審核股東應佔利潤港幣10,759,000元)。董事會不擬派發截至二零零二年十二月三十一日止年度之股息。

業務摘要

回顧年內,本集團之空調產品總銷量約達416,000台,比去年下跌約11%,然而受國內空調產品價格下調的影響,營業額大幅下跌約35%,錄得約港幣745,207,000元;至於冰箱業務之銷售量則較去年同期下降約4%,錄得約636,000台;而營業額則比去年同期稍微上升約0.8%,約達港幣515,865,000元。

本集團之出口業績理想,空調之出口銷量較去年增長約52%,而冰箱之出口銷量則較去年上升約31%。為擴大本集團於國內及海外市場的佔有率,以及優化產品種類,本集團於年內順利完成了25個新產品開發項目,為集團於未來一年的發展目標提供了強大的動力。另外,本集團的成本控制工作亦成效顯著。於四月初成立的採購中心,令採購平均成本比原來的採購模式下降了超過10%。

與此同時,本集團的資訊化建設取得理想的成績。其中企業資源規劃系統(ERP)的運行,提升了集團整體業務運作的效率。


Turnover of the Group
集團營業額
(HK$ Million)
(百萬元港幣)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,815
1,651
1,261
2000
2001
2002
For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度


Profit/(Loss) Attributable to Shareholders of the Group
集團股東應佔溢利／(虧損)
(HK$ Million)
(百萬元港幣)
150
100
50
0
-50
-100
-150
-200
-250
-300
90
11
(250)
2000
2001
2002
For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度

The Group also strives to enhance the overall management level of human resources. During the year, the Group has further improved the human resources management structure, revised the screening method and advanced the remuneration scheme. More training opportunities were given to staff at different levels, the staff's professional expertise and the overall operation efficiency of the Group are therefore enhanced.

The Group's management team actively improved the production technology, product quality and cost structure during the year under review. With a progressive business strategy, the Group has maintained a stable growth in the midst of an extremely competitive market environment.

Future Development Strategies

Due to the ever-increasing competition in the PRC household appliance industry, the Group will analyze its opportunities and threats, strengths and challenges taken into account the industry environment and characteristics of its competitors. This serves to facilitate the growth of the Group's businesses by continual improvement.

本集團亦致力提升人力資源之整體管理水平，於年內進一步完善人力資源管理體制、改進考核辦法及優化薪酬福利機制。更增加了各級員工培訓的機會，使員工的職業技能得以提升，從而提高了集團的整體工作效率。

本集團的管理層於年內積極提升產品製造之技術水平、優化產品之素質以及加強控制成本，以進取之業務策略，致力在競爭激烈的市場環境下，取得穩健的發展。

未來發展策略

由於國內家電行業的競爭越趨激烈，本集團在未來將根據行業環境及競爭對手的特點，分析對集團的機遇與威脅、優勢與挑戰。務求能不斷創新，以促進集團各項業務的發展。


Turnover of the Group by Products
集團營業額之產品分佈
For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度
Air-Conditioner 空調
Refrigerator 冰箱


Sales Volume of the Group by Products
集團銷售台數之市場分佈
9%
12%
19%
For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度
PRC Market 國內市場
Overseas Market 國外市場
PRC OEM 國內OEM

The management believes that the status of PRC household appliance manufacturing industry as "The World's Largest Household Appliance Manufacturing Base" will be continuously enhanced and strengthened and eventually will help the PRC household appliance enterprises to strive for more opportunities in the global market with a wider coverage. The Group will grasp this opportunity to consistently enhance, examine and utilize the technology and advantages of its products, to speed up its exploration of the overseas market network and to effectively implement its long-term and global operation target.

1. **Market Exploration**

With regard to the domestic market, the Group will keep on strengthening its existing market and will strive to explore markets outside the Guangdong province and other rural markets. This is to facilitate the further consolidation of the integrated, organized and efficient sales platform in the PRC; and in turn will maximize the domestic sales, realizing the strategy of small profit and large sales volume. As for overseas export markets, the Group will put in more resources and targets to have prominent development in 2003.

2. **Product Development**

The management believes that enhancement of product technology is the key to maintain the Group's market position. Therefore, the Group will continue to be market oriented and apply the latest technology to raise the technological advantages of HUALING products. Moreover, the Group will speed up the research and development of the new mini central air-conditioners and continue to improve the product structure, with an aim to satisfy the needs of different markets and to expand its market share.

The PRC household appliance industry is ever changing. To grasp the pulse of the market and to respond to the market needs, the Group will speed up the R&D of new products and to ensure that new products are launched on schedule. The Group will also strengthen its overall products development, to manufacture high value added and high profit margin products which could bring about contributions to the Group's profit.

管理層相信中國家電製造業成為「全球最大家電製造基地」的地位必將不斷提升及鞏固，使未來國內家電企業可在全球更廣闊的市場範圍內爭取更多商機。本集團亦將抓住此機遇，不斷提升、審查及發揮本集團產品的技術和產品優勢，加速海外市場網絡的開拓，更有效地實踐長遠及國際化的經營目標。

1. **積極開拓市場**

於內銷市場方面，本集團將繼續鞏固現有之市場，並致力拓展廣東省外及農村市場，務求進一步推進和完善國內統一、協調、高效的營銷平台整合，擴大國內銷售，實現薄利多銷。在開拓海外出口市場方面，集團將投入更多的資源，力爭在2003年會有一個更大的發展。

2. **加強產品研發**

管理層深信產品技術水平之提升實為保持集團市場地位之最佳方案。因此繼續以市場為導向，不斷以新技術提升「華凌」產品的技術優勢；同時亦將加快新型小型中央空調的研發進度，不斷優化產品結構，以滿足不同市場的需要，擴大市場佔有率。

國內家電行業瞬息萬變，本集團將加快新產品的研發及確保新產品如期推出，以抓緊市場脈搏，即時回應市場的需要。與此同時，本集團亦將加強整體產品的研發，以生產高附加值及高毛利率的產品，為集團的盈利作出貢獻。



3. **Application of Information Technology**

With the application of information technology, the Group has obtained satisfactory results in enhancing the operation efficiency during the year under review. In view of this, the Group will continue to develop the ERP software with Legend Holdings Limited. The Group will continue to improve the ERP on air-conditioners and at the same time actively implements the ERP project in China Refrigeration Industry Co., Ltd. The Group aims to further accelerate the overall information technology level, in order to exercise to the greatest extent the power of information technology management.

4. **Cost Control**

In view of the keen price competition in the household appliance market, effective cost control measure is definitely the key for the Group to strengthen its competitiveness in order to raise its profit. Therefore, the Group will work on different aspects to lower its cost, which include R&D, design, procurement, production, management, etc. At the same time, the Group will further improve the "centralized tender and shop around" principle; to implement the integrated procurement model and to enforce strict procurement cost control. On the other hand, the Group has integrated the sales network of air-conditioners and refrigerators. This is to lower the Group's operation and sales costs and to further restructure the procurement system for air-conditioners and refrigerators, in turn the Group's bargaining power would be enhanced and effective production cost control would therefore be resulted.

To efficiently lower the overall operation cost of the Group, the following measures will be adopted: strengthening of internal management, bad debts clearance, strict adherence to the annual budget plan; and in accordance with the principle of "survival of the fittest and efficiency comes first", to review staff productivity and minimize resources wastage.

Acknowledgement

I would like to express my sincere gratitude to the Board, the management team and all the staff for their contribution to the Group's development. I would also like to convey our cordial thanks to the shareholders for their support and the Group will make every endeavor to bring in substantial return for our shareholders.

By Order of the Board
CHEN Xiao Shi
Chairman

Hong Kong, 16 April 2003

3. **推進資訊化建設**

有鑒於年內資訊化建設在提高企業營運效率方面的表現令人滿意，因此本集團將繼續與聯想集團合作發展ERP軟件程式，並在繼續完善空調ERP的同時，積極推進中雪的ERP專案，以此進一步提升集團整體資訊化水平，以更加充份地發揮資訊管理的綜合效能。

4. **嚴格控制成本**

面對現今價格競爭甚為激烈的家電市場，有效的成本控制措施毫無疑問是集團取得競爭優勢提高盈利的關鍵成功因素。因此，本集團將從開發、設計、採購、生產、管理等各個環節入手，全方位的開展降低成本工作。同時要進一步完善"統一招標、貨比三家"的原則，實行集團統一採購的模式，嚴格控制採購成本。另外集團已將空調和冰箱的銷售網進行整合，減少集團在營運及銷售方面之成本及進一步整合空調和冰箱的採購系統，以增加集團的議價能力，控制製造成本。

另一方面本集團將通過強化內部管理，加速清理呆壞帳，嚴格按照預算執行年度財務計劃，並按照「優勝劣汰、效率優先」的競爭原則，精簡人員及減少物資損耗，以更有效地降低集團的整體營運成本。

致意

最後，本人謹藉此機會，再一次感謝董事會各董事、各管理人員及全體員工，為集團的發展不斷作出貢獻。同時本人亦衷心感激股東的支持，本集團定必竭盡所能，為股東們帶來更可觀的回報。

承董事會命
董事長
陳小石

香港，二零零三年四月十六日



Industry Environment

In 2002, competition of domestic household appliance industry escalated further. The total production volume of household appliance increased sharply but sales growth rate has decreased, with the household air-conditioning products particularly impacted. The total production of household appliance increased by approximately 32% while the total sales increased by approximately 7% in comparison with last year. However, the sales growth rate recorded a dramatic decrease by approximately 34% compared to last year.

Retail prices of refrigerator and air-conditioner in the PRC are falling continuously. The average retail price of domestic air-conditioner decreased by approximately 25%. The average price for household refrigerator decreased further by approximately 4% on the base of already lowered price level last year.

Although the market development of domestic household appliance has slowed down, the export market experienced substantial growth; the sales and industry profit have both recorded significant growth. The production volume of electrical appliances in the PRC has amounted to about 20% of the global market share, and is now growing and consolidating its global niche as the household appliance manufacturing base. Among which the export of air-conditioner represented approximately more than 30% of the total export value in the PRC.

Financial Highlights

Working Capital and Financial Resources

For the year ended 31 December 2002, the bank borrowings of the Group amounted to approximately HK$530,468,000, including short-term bank loans of approximately HK$491,876,000 while bank balance and cash amounted to approximately HK$174,262,000. The Group's trade receivable balance was approximately HK$132,460,000.

All of the Group's sales and purchases are mainly denominated in Renminbi and Hong Kong Dollar. Accordingly, the Group does not have material risk with respect to currency fluctuation.

行業環境

2002年，國內家電企業的競爭進一步加劇。國內家電總產量迅速增長，但銷量的增速卻出現下滑。其中尤以家用空調產品的影響較大，國內總產量比去年上升約32%，總銷量比去年增加了約7%，然而總銷量之增長率比去年卻大幅下跌了約34%。

國內冰箱及空調市場的零售價格持續下調。家用空調產品的零售平均價格下降了約25%。而家用冰箱產品的平均價格亦在去年較低的基礎水平上，再度錄得約4%的跌幅。

儘管國內家電市場的發展放緩，然而行業出口卻快速增長，產銷和行業利潤方面均錄得可觀的增長。中國家電產量已佔據全球市場的約20%，正加速發展並鞏固其世界家電製造基地的地位。其中空調產品約佔全國家電出口總額約30%以上。

集團財務表現摘要

流動資金及財政資源

截至二零零二年十二月三十一日止年度，本集團之銀行貸款約為港幣530,468,000元，當中包括約港幣491,876,000元為短期貸款，銀行結餘及現金則為約港幣174,262,000元。本集團截至二零零二年十二月三十一日止年度的應收賬款總額約為港幣132,460,000元。

集團之銷售及採購的主要貨幣為人民幣及港元，因此本集團於匯率波動方面並無重大風險。

Balance Sheet Highlights 資產負債表摘要

HK$ Million 百萬元港幣	2000	2001	2002	01/02 Change 改變
Non-current Assets 非流動資產	758	800	813	2%
Inventory 存貨淨值	627	635	397	-38%
Trade Receivables 應收賬款	201	301	132	-56%
Cash on Hand 手頭現金	171	187	174	-7%
Bank Loan 銀行貸款	540	535	530	-1%
Shareholders' Equity 股東權益	601	682	431	-37%

Profit and Loss Highlights 集團損益表摘要

HK$ Million 百萬元港幣	2000	2001	2002	01/02 Change 改變
Turnover 營業額	1,815	1,651	1,261	-24%
Gross Profit 產品銷售毛利	472	434	168	-61%
Operating Profit/(Loss) 經營利潤／(虧損)	134	73	(200)	-374%
Profit/(Loss) Attributable to Shareholders 股東應佔利潤／(虧損)	90	11	(250)	-2,373%
Earnings/(Loss) Per Share (HK cents) 每股盈利／(虧損) 一 港仙	7.7	0.8	(18.1)	-2,363%

Capital Structure

As at 31 December 2002, the shareholders' equity of the Group was approximately HK$431,460,000, a decrease of 37% over prior year. As at 31 December 2002, the debt to equity ratio, calculation based on total of short-term and long-term loans against consolidated shareholders' equity, was about 1.2.

資本結構

截至二零零二年十二月三十一日止年度，本集團之總股東權益約為港幣431,460,000元，比較去年同期下調約37%。於二零零二年十二月三十一日止，將短期貸款及長期貸款總和除以綜合股東權益後，借貸比率約為1.2。

Banking Facilities and Pledge of Assets

As at 31 December 2002, the Group had banking facilities of approximately HK$709,931,000 (2001: HK$634,896,000) for overdrafts, bank borrowings and trade financing. As at that date, HK$530,468,000 were utilized (2001: HK$535,074,000). Property, plant and equipment with net book value of approximately HK$95,916,000 (2000: HK$116,967,000) were pledged as security for the Group's short-term bank loans.

銀行融資及資產抵押

於二零零二年十二月三十一日，本集團有關透支、貸款及貿易融資之銀行信用額度約為港幣709,931,000元（二零零一年：港幣634,896,000元）。截至該日已動用港幣530,468,000元（二零零一年：港幣535,074,000元）。短期借款乃由集團的賬面淨值約港幣95,916,000元（二零零一年：港幣116,967,000元）之若干物業、廠房及設備等資產抵押。

Employees' Remuneration Policy

As at 31 December 2002, the Group employed approximately 3,000 full time staff in Hong Kong and the PRC. The Group follows research report on remuneration which was prepared by professional consultants in the PRC to determine employee remuneration based on employee performance, experience and industry practice. The Company has set up share options scheme and provided free housing to part of its staff in the PRC.

僱員及薪酬政策

於二零零二年十二月三十一日，本集團於中港兩地共聘用約3,000名全職員工。本集團並按照國內專業顧問公司提出之薪酬研究報告，根據員工之表現、經驗及當時行業薪酬水平釐定僱員酬金。本公司並設有購股權計劃及為部分國內僱員免費提供宿舍。

Business Performance

During the year under review, the Group endeavored to maintain the domestic market share of air-conditioner and refrigerator business and to expand the overseas market share. In order to achieve this, stringent cost control, enhanced operation efficiency and strengthened product development were implemented to cater for the market needs. As to the internal corporate management, the Group has actively enhanced the human resources and corporate culture, with an aim to make necessary external and internal adjustment, as well as to alleviate the impact of the fierce market competition.

業務表現

於回顧年內，本集團致力鞏固空調及冰箱在國內的市場佔有率，擴大國外的市場佔有率，以嚴格的成本控制、提高營運效率及加強產品開發來迎合市場的需要。企業內部管理方面，本集團於年內亦積極優化人力資源及強化企業文化，務求以對內及對外的結構調整，盡力減低因市場劇烈競爭所帶來的影響。




Sales Volume of Air-Conditioner
空調銷售台數
('000 units)
(千台)
500
450
400
350
300
250
200
150
100
50
0
422
465
416
2000
2001
2002
For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度


Turnover of Air-Conditioner
空調營業額
(HK$ Million)
(百萬元港幣)
1,400
1,200
1,000
800
600
400
200
0
1,271
1,139
745
2000
2001
2002
For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度

Air-Conditioner Business

During the year, the air-conditioner business of the Group decreased by 11% against prior year and the number of units sold amounted to approximately 416,000 units. Whereas impacted by the slashing retail price of domestic air-conditioning products, turnover reduced significantly by approximately 35% when compared with last year and amounted to approximately HK$745,207,000.

Among different products, the sales of window-type air-conditioner accounted for 27% of the entire sales volume, representing an increase of 12% over the same period last year, while that of cabinet-type and split-type accounted for 15% and 58% of the total sales volume respectively, representing a decrease of 16% and 17% respectively over the same period last year. Since the general price level has decreased, the profit attributed to air-conditioner business was subsequently weakened.

Overseas Export Market

Capitalized on last year's growth momentum, the Group succeeded to record an increase in the total export volume of air-conditioner by approximately 52% over prior year and amounted to approximately 198,000 units. In particular, the performance in the European market was comparatively better. In the first half of 2002, the export units to Greece already reached 23,000, far above the total annual export volume to Greece in last year. In March, the Group obtained the 'TSE' license in Turkey and recorded export volume of approximately 14,000 units in this market. Spain was the newly developed market of the Group during the year with export volume of approximately 8,000 units.



空調業務

於年內，本集團空調業務的銷售量比去年同期下降約11%，約達416,000台。然而受國內空調產品價格下調的影響，營業額大幅下跌約35%，錄得約港幣745,207,000元。

其中，窗機之銷售數量佔總銷售額的27%，比去年同期上升約12%，而櫃機及分體機則佔總銷售額的15%及58%，比去年同期分別下跌16%及17%。由於整體價格水平下降及銷售價格調低，削弱了空調業務之盈利貢獻。

海外出口

承接去年增長的優勢，年內本集團的空調出口量較去年同期上升約52%，約為198,000台。其中尤以歐洲市場的發展較佳，希臘市場於二零零二年上半年的出口量已達約23,000台，遠超過去年全年此市場的出口量；土耳其市場在三月獲得TSE認證後，出口量亦錄得約14,000台，呈恢復性增長；西班牙是集團今年新開拓的市場，出口量達約8,000台。

Sales Volume by Products of Air-Conditioner 空調銷售台數之產品分佈

Year 年度	Window-type 窗機 Units 台數	Cabinet-type 櫃機 Units 台數	Split-type 分體機 Units 台數	Total 合計 Units 台數
2000	42,000	90,000	290,000	422,000
2001	102,000	73,900	289,500	465,400
2002	**114,000**	**62,000**	**240,000**	**416,000**

Sales Volume by Products of Air-Conditioner
空調銷售台數之產品分佈


'02
'01
'00
10%
27%
22%
58%
62%
69%

For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度

Window-type 窗機
Cabinet-type 櫃機
Split-type 分體機

The PRC Market

The sales volume of air-conditioner in the PRC dropped by approximately 24%, reached approximately 215,000 units. The major reason leading to the decline of sales volume was the cut-throat price competition initiated by those new manufacturers of air-conditioner, in a bid to raise brand awareness and market share. In order to maintain market share, apart from continuing the provision of quality products and services to the clients, the Group also adjusted the selling price downward. This act might bring forth impact on the Group's performance of air-conditioner in the PRC during the year, while in the long-term perspective, will be beneficial to the enhancement of the Group's image and competitiveness in the air-conditioner business.

國內市場

年內空調產品於國內之銷售量下跌了約24%，達約215,000台。國內市場銷量下調的主要原因是由於國內眾多新加入的空調製造商為迅速提高知名度及市場份額，以低價進佔市場。管理層為維持市場佔有率，除繼續向用戶提供高品質的產品與服務外，還調低價格。此舉雖在年內令集團於國內的空調業績受到負面影響，然而長遠而言將有利於提升集團空調品牌形象和競爭力。

OEM Market in the PRC

During the year under review, the sales volume of OEM air-conditioner amounted to approximately 3,000 units, representing a decrease of approximately 94% as compared with last year. Turnover decreased by approximately 93% over prior year and recorded approximately HK$9,000,000. This was because the domestic household appliance manufacturers established their own production facilities, resulting in a fall in the demand for OEM.

國內OEM市場

回顧年內，本集團的空調OEM總銷售量約為3,000台，較去年下跌約94%。營業額錄得約港幣9,000,000元，較去年下跌約93%。這是由於國家內家電銷售商自行設廠製造，以致對國內OEM的需求下跌。

Sales Volume by Markets of Air-Conditioner 空調銷售台數之市場分佈

Year 年度	PRC Market 國內市場 Units 台數	Overseas Market 國外市場 Units 台數	PRC OEM 國內OEM Units 台數	Total 合計 Units 台數
2000	243,000	62,000	117,000	422,000
2001	284,000	129,900	51,500	465,400
2002	**215,000**	**198,000**	**3,000**	**416,000**

Sales Volume by Markets of Air-Conditioner
空調銷售台數之市場分佈


1%
11%
28%
57%
51%
61%

For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度

PRC Market 國內市場
Overseas Market 國外市場
PRC OEM 國內OEM


Sales Volume of Refrigerator
冰箱銷售台數
('000 units)
(千台)
700
600
500
400
300
200
100
0
607
665
636
2000
2001
2002
For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度


Turnover of Refrigerator
冰箱營業額
(HK$ Million)
(百萬元港幣)
600
500
400
300
200
100
0
544
512
516
2000
2001
2002
For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度

Refrigerator Business

During the year under review, the Group's sales volume of refrigerator business decreased by approximately 4% in comparison to the corresponding period last year, amounted to approximately 636,000 units. Turnover slightly increased by approximately 0.8%, amounted to approximately HK$515,865,000.

Overseas Export Market

The refrigerator business of the Group experienced satisfactory performance during the year. Total export volume reached approximately 327,000 units, representing an increase of approximately 31% as compared with last year. Turnover increased by approximately 15% over prior year and amounted to approximately HK$198,253,000.

The PRC Market

During the year, the performance of refrigerator business was hampered by the persistent flattened demand from the domestic market, which resulted in a reduction of approximately 35% in sales volume and amounted to approximately 219,000 units. Turnover decreased by approximately 15% over prior year and amounted to approximately HK$229,612,000.

OEM Market in the PRC

The sales volume of OEM refrigerator amounted to 90,000 units, representing 13% increase against last year. Turnover increased by approximately 28% over prior year and amounted to approximately HK$88,000,000. This was due to the increased orders from clients.



冰箱業務

年內，本集團之冰箱業務銷售量較去年同期下降約4%，錄得約636,000台；而營業額則比去年微升約0.8%，約達港幣515,865,000元。

海外出口

本集團於年內的冰箱業務獲得理想的發展。年內冰箱總出口量達到約327,000台，上升了約31%；銷售額亦比去年增長了約15%，約達港幣198,253,000元。

國內市場

於年內，由於國內市場總體需求持續平淡，令集團國內冰箱之銷售量比去年同期下降了約35%，約達219,000台。營業額則比去年下降了約15%，約為港幣229,612,000元。

國內OEM市場

年內冰箱OEM產品的銷售量約達90,000台，較去年上升13%。營業額亦比去年上升約28%，約為港幣88,000,000元。此乃由於部份客戶增加訂單所致。

Sales Volume by Markets of Refrigerator 冰箱銷售台數之市場分佈

Year 年度	PRC Market 國內市場 Units 台數	Overseas Market 國外市場 Units 台數	PRC OEM 國內OEM Units 台數	Total 合計 Units 台數
2000	290,000	240,000	77,000	607,000
2001	336,000	250,000	79,000	665,000
2002	**219,000**	**327,000**	**90,000**	**636,000**

Sales Volume by Markets of Refrigerator
冰箱銷售台數之市場分佈


14%
12%
12%
34%
48%
50%

For years ended 31 December 2000-2002
截至2000年至2002年12月31日止年度

PRC Market 國內市場
Overseas Market 國外市場
PRC OEM 國內OEM

Overall Operation Performance

The Group discerned that after the PRC's accession to the World Trade Organization, the domestic household appliance products will be opened up to the international market. Therefore, the Group aggressively developed its export business during the year and achieved competent performance which alleviated the impact brought about by the sluggish development of the domestic market.

Stringent Cost Control

The Group is committed to exercise prudent cost control. The strategic cost control measures started from the aspects of development, design, production, procurement, management, etc, in a bid to consolidate resources and strengthen the financial management. The Group established the Enterprise Procurement Centre in early April which enabled the Group to centralize the procurement issues and effectively control the procurement cost. As at the end of 2002, over half of the Group's raw material procurement is by bidding system so as to reduce the average procurement cost by over 10% against the original mode of procurement.

In addition, the Group has boosted the financial budget and the degree of cost control and would strictly adhere to the financial budget. The Group also streamlined the manpower structure appropriately, which allowed the Group to reduce the overall operating cost effectively.

整體營運表現

本集團看準中國家電產品在國際市場的渠道將在中國加入世貿後逐漸放寬，於年內積極發展其出口業務，成績理想；減低因國內家電市場發展放緩所帶來的影響。

嚴格控制成本

本集團於回顧年內嚴格控制成本，從開發、設計、生產、採購、管理等環節入手開展降低成本工作，採取了整合資源及強化財務管理等策略控制成本。本集團於四月初成立的集團採購中心，採取集團統一採購的方法，有效地控制了採購成本的增長。截至二零零二年底，本集團已實現大半以上的原料通過招標實施集團採購，使採購平均成本比原來採購模式下降超過10%。

另外，本集團積極加大了財務預算和成本控制，使各項預算得到嚴格執行。集團亦適當地精簡了營運架構，有效降低了集團的整體營運成本。



Upgrading the Operating Efficiency

Overall operating efficiency is an enterprise's key to success. The Group obtained encouraging results in the establishment of information technology. Enterprise Resource Planning (ERP) and Product Data Management (PDM) were successfully executed in April, of which, the ERP project exhibited substantial development. Inventory was considerably curtailed yet at enhanced efficiency in the aspect of decision-making. The amount of inventory in the year decreased by approximately 38% against last year, while the trade receivables decreased by approximately 56%when compared to last year.

With regard to the PDM project, the Group is currently undergoing the Phase 2 development and perfecting the information storage. In the year ahead, the Group will further build up the information technology system and to fully utilize the integrated capability of data management.

Catering for the Market Needs

During the year under review, the Group has actively reshaped and enhanced the product mix together with the development of new products. The Group catered for the different level of market needs by differentiated product characteristics as well as the proportion of product portfolio. The Group also made use of the internet to rapidly revert to market information and to enhance the efficiency of logistics with respect to inventory flow.

Enhancement of Product Development

All of the Group's subsidiaries were market oriented during the year under review. Through dedicated efforts in the adjustment of the R&D system, enhanced allocation of resources and the rewarding system of the R&D staff, the Group's efficiency and successful rate in the aspect of technical development have been raised significantly. The Group completed the development of 25 new products in the year and it is believed that this could provide fresh impetus to the Group in the market development in 2003.

The Group expedited the development of mini central air-conditioning business in the year and obtained successful development of 18 types of model. Among which, the duct machine series were technologically advanced and could be applied to a wide range of fields, with particular advantage of easy installation and operation. This series paved the way for the new generation of air-conditioner by opening up a brand new dimension.

Value-Adding Human Resources

The Group has always emphasized the quality enhancement of its staff. During the year, the Group further enhanced its management of human resources and provided ample training opportunities for staff in all levels. The assessment and the remuneration schemes have been improved, in order to upgrade the overall management of human resources.

提高營運效率

企業整體之營運效率是企業致勝之道。本集團於去年的信息化建設取得了可喜的成果。企業資源規劃(ERP)及產品數據管理(PDM)項目均於四月成功推行。其中以ERP項目的發展最為顯著，大大的降低了庫存及提高了決策效率。年內的庫存金額比去年下降達約38%，應收賬款比去年下降約56%。

PDM項目方面，目前正在完善知識庫並進行第二期開發工作。未來一年，本集團將進一步拓展信息化建設，以充份地發揮信息管理的綜合效能。

迎合市場需要

於回顧年內，本集團在開發新產品的同時，積極調整及優化產品結構，以差異化的產品特色和產品佈局迎合不同層次的用戶需求。本集團還利用互聯網科技，提高了市場資訊反饋及市場物流運轉的效率。

加強產品開發

年內，集團各附屬公司堅持以市場為導向，通過積極調整研發體制，優化資源配置及完善研發人員獎勵機制等，使本集團技術研發的效率與成功率均得到明顯的提升。本集團於年內順利完成了25個新產品開發項目，相信將為本集團實現二零零三年發展市場的新目標提供強大的動力。

本集團於年內加速發展小型中央空調業務，成功開發了18個機種。其中風管機系列產品不但技術先進，而且具有通用性強，安裝與操作方便的技術特點，為新一代空調的發展開闢了廣闊的空間。

優化人力資源

本集團高度重視員工專業素質的提升。回顧年內，本集團進一步完善人力資源管理體制，增加了各級員工獲得培訓的機會，改進了考核辦法，優化了薪酬福利機制，使人力資源整體管理水平提高。

Establishment of Corporate Culture

The Group endeavored to create an organization and cultural environment for its employees which could facilitate their deployment of capability and creativity. The Group has proactively strengthened the establishment of corporate culture and to provide an active and creative environment for its employees. This could improve the Group's overall efficiency of production and management.

Future Prospects

Looking forward, the Group will capitalize on the favorable PRC's macro economic environment and the stable economic policies; and to realize the opportunities to explore the global markets as offered by the various trading policies of the WTO. Moreover, the Group also envisages a growth in demand with the domestic electrical appliances entering a new era and the boost in the rural market.

Regarding product development, the Group will further enhance its product series: refrigerators, household air-conditioners, mini central air-conditioners, refrigerated cabinets, wine cabinets and mini electrical appliances have already formed high, middle and low rank peripherals. Mini central air-conditioner has successfully developed 18 new models. Of which, the duct machine series have competitive technical and functional edges and have received favorable responses after its first launch into the market. In the coming year, the Group will speed up its market development and fully utilize its technical advantages, in a bid to bring forth new income growth driver for the Group.

As for the export market, the Group will endeavor to better the quality of its products. The air-conditioner factory and the refrigerator factories have already obtained various export quality accreditations, including ISO9002, CCEE and CE, CB, GS for exports and EMC in which facilitated the Group to further explore the overseas market. The Group places strong emphasis in the specific technical and functional requirements of export models, thus the product R&D capability was further enhanced which strengthened the competitiveness of the Group's export products.

In the future, the Group is dedicated to accelerate its research and development capability, broaden its current product series and adopt the production of mini electrical appliances on OEM basis, in order to exemplify the brand value of HUALING. The Group will also implement reform in the structure of technical development and to motivate the R&D staff. Furthermore, the Group will better its techniques to respond promptly to the market changes and to strengthen the establishment of its technical network to elevate the satisfactory level of its customers. In the coming year, the Group will be in full strength to enhance its brand awareness and to deepen its penetration rate in the PRC market.

強化企業文化

於年內，本集團積極為員工創造一個易於發揮才能和創造力的組織與文化環境，建立和諧的企業文化，提供全體員工的積極性和創造性，使集團生產及管理的整體工作效率得到明顯的提高。

未來發展方向

本集團於未來將積極掌握有利的宏觀經濟環境及穩定的經濟政策，並落實世界貿易組織的各項經貿政策，開拓海外市場的新機遇；而居民家用電器更新換代及農村市場的啟動，管理層預期需求將有所增長。

產品發展方面，集團將進一步優化產品系列：冰箱、家用空調、小型中央空調、冰櫃、酒櫃、小家電，已經形成高、中、低三檔次的配置。小型中央空調現已成功開發了18個機種，其中風管機系列具有較強的技術與性能優勢，並已推出市場，初步反應良好，未來一年，集團將加快市場推廣，充分發揮其技術優勢，為集團帶來新的收入增長點。

至於出口市場方面，集團將致力令產品質量體系更加完善，空調廠及冰箱廠已完成了多種產品的出口認證工作，通過了ISO9002、CCEE環保標誌認證以及出口CE、CB、GS及EMC認證，有利集團進一步擴大海外市場；集團高度重視出口機型技術和性能的特殊要求，產品研發能力有了很大的提高，出口產品競爭力進一步加強。

集團於未來將致力提升技術研發能力，擴大現有產品系列，採用OEM形式生產小家電，充分發揮華凌品牌的價值；並推進技術開發體制改革，提高研發人員工作積極性；另外，集團將提高技術對市場變化的應變能力，加強技術網絡建設，增加客戶滿意度。於未來一年，集團將致力提高品牌知名度，以深化國內市場的滲透率。



Executive Directors and Senior Management

Mr. CHEN Xiao Shi

Aged 49, is the Chairman of the Company. He joined the Company in 1997. He is an economist with Master of Business and Administration, He has over 26 years of experience in corporate and financial operation management.

Mr. LIANG Wei Wen

Aged 36, is the Finance Director of the Company. He joined the Company in 1997 and is responsible for financial management. He is a certified public accountant in the PRC with Master of Business and Administration. He has over 16 years of corporate and financial management experience.

Ms. LIANG Bao Ping

Aged 50, is an economist in the PRC. She joined GZITIC in 1991. She is the Director of the General Manager's Office of GZITIC and the Managing Director and General Manager of some of the subsidiary companies of the GZITIC Group. She graduated from South China Agricultural University. She has over 21 years of experiences in administration and management.

Ms. YE Zhen Wen

Aged 55, is an accountant in the PRC. Ms. Ye has over 22 years of experience in corporate and financial management. She graduated from 會計專業大學 (Professional Accountants University). Before she joined the Group, she had worked for another company listed in Hong Kong in a managerial position for 3 years.

Non-executive Directors

Mr. ZHANG Xin Hua

Aged 40, is the General Manager of Guangzhou Baiyun Agriculture Industry & Commerce (Group) Corporation. He has over 17 years of experience in corporate management.

Mr. CHEN Yu Hang

Aged 41, is an economist in the PRC. Mr. Chen has over 10 years of experience in corporate management experience.

執行董事及高級管理人員

陳小石先生

年49，本公司董事長，於1997年加入本公司。陳先生為經濟師及工商管理碩士，具有超過26年以上的工商企業及金融運作的管理經驗。

梁偉文先生

年36，本公司財務董事。於1997年加入本公司，負責財務管理工作。梁先生為中國註冊會計師及工商管理碩士，具有超過16年企業財務管理經驗。

梁保平女士

年50，中國經濟師，她於1991年加入廣州信托。梁女士現任廣州信托辦公室主任，並兼任廣州信托部份附屬公司董事長及總經理職位。梁女士畢業於華南農業大學，擁有超過21年行政及管理經驗。

葉真文女士

年55，中國會計師。葉女士在企業及財務管理方面具超過22年經驗。她畢業於會計專業大學。並在加入本集團之前，她亦曾於另一香港上市公司擔任管理工作達3年。

非執行董事

張新華先生

年40，為廣州白雲農工商聯合(集團)公司之總經理。張先生在公司管理方面有逾17年工作經驗。

陳宇航先生

年41，中國經濟師。陳先生具有超過10年的企業管理經驗。



Independent Non-executive Directors

Mr. LAM Ming Yung

Aged 39, is a Non-executive Director of the Company. He graduated from the School of Law of Shanghai Eastern Chinese College of Politics and Jurisprudence in 1986 and was awarded the degree of bachelor of law. Mr. Lam started practicing law in 1987 in Fujian Province in the PRC, and moved to Hong Kong in mid-1993. He was registered as a foreign lawyer with the Hong Kong Law Society in 1995, and is now practicing as a senior legal consultant of PRC Corporate Securities in the Hong Kong office of Sidney Austin Brown & Wood.

Mr. LO Wing Sang, Vincent

Aged 57, is the senior partner of Gallant Y.T. Ho & Co., solicitors and Notaries. Mr. Lo is a solicitor of Hong Kong, a Notary Public and a China-Appointed Attesting Officer.

Mr. CHAN Wai Dune

Aged 50, is a certified public accountant and is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Society of Accountants and the Taxation Institute of Hong Kong. Mr. Chan has over 21 years of experience in the finance sector, particularly in auditing and taxation area. He sits on the boards of a number of private and publicly limited companies in Hong Kong.

獨立非執行董事

林明勇先生

年39，為本公司的非執行董事。於1986年畢業華東政法學院，取得法律學士學位。林先生於1987年開始在中國福建省執業。於1993年中遷往香港。於1995年向香港法律學會註冊為海外律師，現時於盛德律師事務所香港辦事處執業為中國企業證券高級法律顧問。

羅榮生先生

年57，為何耀棣律師事務所之高級合夥人。羅先生為香港之執業律師，國際公證人及中國司法部委託公證人。

陳維端先生

年50，為一位執業會計師及英國特許公認會計師公會、香港會計師公會及香港稅務學會之資深會員。陳先生於財經界，尤其核數及稅務方面積累超過21年經驗。他同時是多間香港私人及上市公司的董事會成員。



(Expressed in Hong Kong dollars)
(以港幣為單位)

The directors submit their report together with the audited accounts of GZITIC Hualing Holdings Limited ("the Company") and its subsidiaries (herein after collectively referred to as the "Group") for the year ended 31 December 2002.

董事會同寅謹將國信華凌集團有限公司(「本公司」)及其附屬公司(以下統稱「本集團」)截至二零零二年十二月三十一日止年度報告連同經已審核之賬目呈覽。

Principal activities and geographical analysis of operations

主要業務及營運地區之分析

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 14 to the accounts.

本公司之主要業務為投資控股，而附屬公司之業務則詳載於賬目附註十四。

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 3 to the accounts.

本年度按業務及地區分類之集團業績表現分析載於賬目附註三。

Results and appropriations

業績及分派

The results of the Group for the year are set out in the consolidated profit and loss account on page 25.

集團本年度之業績載於第二十五頁之綜合損益表內。

The directors do not recommend the payment of a dividend.

董事會不建議派發股息。

Reserves

儲備

Movements in reserves of the Group and of the Company during the year are set out in Note 25 to the account.

集團及本公司在本年度之儲備變動載於賬目附註二十五。

Property, plant and equipment

物業、廠房及設備

Details of the movements in property, plant and equipment of the Group are set out in Note 13 to the accounts.

集團之物業、廠房及設備之變動詳情載於賬目附註十三。

Principal properties

主要物業

Details of the principal properties held for investment purposes are set out in Note 13 to the accounts.

集團用作投資而持有之主要物業載於賬目附註十三。

Share capital

股本

Details of the movements in share capital of the Company are set out in Note 24 to the accounts.

本公司之股本變動詳情載於賬目附註二十四。



(Expressed in Hong Kong dollars)
(以港幣為單位)

Distributable reserves

At 31 December 2002, the Company had no reserves available for distribution to its shareholders (2001: Nil).

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's by-laws and there was no restriction against such rights under the laws of Hong Kong.

Five years financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 70.

Purchase, sale or redemption of securities

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Share options

Pursuant to the Company's share option scheme dated 26 November 1993, the Company, for incentive purpose, is authorized to grant options to executive directors and employees of the Group to subscribe for shares in the Company, subject to a maximum of (i) 20% of the issued share capital of the Company in issue as at 25 June, 1999 plus (ii) the nominal amount of share capital of the company repurchased by the Company subsequent to the amendments up to a maximum equivalent of 10% of the aggregate nominal amount of the share capital of the Company in issue, excluding shares issued on exercise of options. The subscription price would be determined by the directors, and would not be less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares quoted on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of the option. There is no limit as to the number of shares in respect of which options may be granted under the scheme to any one participant. The terms of the scheme provide that an option may be exercised under the scheme at any time during the period commencing on the date upon which such option is deemed to be granted and accepted.

可供分派之儲備

於二零零二年十二月三十一日，本公司並無可供分配之儲備(二零零一年：零)。

優先購股權

本公司之細則中並無優先購股權之條文，而中華人民共和國香港特別行政區之法例亦無此等權利之限制。

五年財務摘要

集團上五個財政年度之業績及資產負債摘要載於七十頁。

購買、出售或贖回股份

本公司於年內並無贖回本身之股份。本公司及各附屬公司於年內亦無購買或出售任何本公司之股份。

購股權

根據本公司於一九九三年十一月二十六日採納，並於一九九九年六月二十五日修訂之購股權計劃，本公司有權授出購股權予本集團之執行董事及僱員以認購本公司之股份，惟最高多以(i)本公司於一九九九年六月二十五日已發行股本之20%為限，及(ii)在作出修訂後本公司購回之本公司股本面額最多可相等於本公司已發行股本面值總額之10%(不包括因行使購股權而發行之股份)。認股價由董事釐定，惟不得低於股份之面值或緊接授出購股權日期前五個交易日股份在香港聯合交易所有限公司之平均收市價之80%(以較高者為準)。根據該計劃，並無對授予任何一名參與人之購股權所涉及之股份數目設定上限。根據該計劃之條款規定，購股權可於其被視作授出及接納之日期後隨時根據計劃行使。



(Expressed in Hong Kong dollars)
(以港幣為單位)

Details of the share options outstanding as at 31 December 2002 which have been granted under the scheme are as follows:

於二零零二年十二月三十一日，根據計劃已授出但仍未行使之購股權詳情如下：

Name 董事姓名		Options held at 1 January 2002 購股權數目 於2002年 1月1日	Options granted during the year 購股權數目 年內 授出	Options exercised during the year 購股權數目 年內 行使	Lapsed/ cancelled during the year 購股權數目 年內 失效/註銷	Options held at 31 December 2002 購股權數目 於2002年 12月31日	Exercise price HK$ 行使價 港元	Grant date 授出日期	Exercisable from 行使期 由	Exercisable until 行使期 至
ZHANG Xin Hua, director	張新華董事	800,000	—	—	—	800,000	0.930	30/9/1997	30/9/1997	30/9/2007
LO Wing Sang, Vincent, director	羅榮生董事	2,000,000	—	—	—	2,000,000	0.244	17/2/2000	17/2/2000	17/2/2010
		1,000,000	—	—	—	1,000,000	0.211	5/7/2000	5/7/2000	4/7/2010
CHAN Wai Dune,director	陳維端董事	2,000,000	—	—	—	2,000,000	0.244	17/2/2000	17/2/2000	17/2/2010
		1,000,000	—	—	—	1,000,000	0.211	5/7/2000	5/7/2000	4/7/2010
Employees	僱員	300,000	—	(300,000)	—	—	0.244	17/2/2000	17/2/2000	17/2/2010
		480,000	—	(160,000)	—	320,000	0.211	5/7/2000	5/7/2000	4/7/2010
		900,000	—	(900,000)	—	—	0.225	3/3/2000	3/3/2000	3/3/2010
Others	其他	2,000,000	—	—	(2,000,000)	—	0.930	30/9/1997	30/9/1997	30/9/2007
		10,480,000	—	(1,360,000)	(2,000,000)	7,120,000				

* Exercise date was 17 January 2002 and 31 July 2002 respectively. At the date before the option were exercised, the market value per share was HK$0.34 and HK$0.22 respectively.

* 行使日期分別為二零零二年一月十七日及二零零二年七月三十一日。在購股權行使前一日，每股市值分別為港幣0.34元及港幣0.22元。



(Expressed in Hong Kong dollars)
(以港幣為單位)

Directors

The directors during the year were:

CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen
CHEN Hui (resigned on 5 December 2002)
LIU Xi Bo*(resigned on 13 May 2002)
ZHANG Xin Hua*
CHEN Yu Hang*
NG Cheong Lam* (resigned on 2 January 2002)
LO Wing Sang, Vincent**
CHAN Wai Dune**
LAM Ming Yung**

* Non-executive Directors
** Independent Non-executive Directors

In accordance with Article 91 of the Company's Articles of Association, Mr. Liang Wei Wen, Mr. Lam Ming Yung and Mr. Chen Yu Hang retire by rotation and, being eligible, offer themselves for re-election.

Directors' service contracts

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

No contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical details of directors and senior management

Brief biographical details of directors and senior management are set out on page 14.

董事

本年度內在任之董事如下：

陳小石 *(董事長)*
梁偉文
梁保平
葉真文
陳輝(於二零零二年十二月五日辭任)
劉錫博*(於二零零二年五月十三日辭任)
張新華*
陳宇航*
伍暢林*(於二零零二年一月二日辭任)
羅榮生**
陳維端**
林明勇**

* 非執行董事
** 獨立非執行董事

按照本公司組織章程細則第91條規定，梁偉文先生，林明勇先生以及陳宇航先生輪值告退，但表示如再度獲選，願繼續連任。

董事服務合約

有意於應屆股東週年大會上連任之董事均無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。

董事之合約權益

本年度或年結時，本公司、各同系附屬公司或控股公司概無簽訂任何涉及本集團之業務而本公司之董事直接或間接在其中擁有重大權益之重要合約。

董事及高級管理人員之個人簡歷

董事及高級管理人員之個人簡歷載於第十四頁。



(Expressed in Hong Kong dollars)
(以港幣為單位)

Directors' interests in equity or debt securities

董事於股本證券或債務證券之權益

At 31 December 2002, the interests of the directors in the shares and options of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI ordinance")), as recorded in the register maintained by the Company under Section 29 of the SDI Ordinance or as notified to the Company were as follows:

於二零零二年十二月三十一日,根據本公司依證券(披露權益)條例(「披露權益條例」)第二十九條設置之登記冊所記錄或據本公司接獲之通知,各董事在本公司及其相聯法團(按披露權益條例之定義)之股份及購股權中之權益如下:

		Number of shares 股份數目				
		Personal interests 個人權益	Family interests 家屬權益	Corporate interests 法團權益	Other interests 其他權益	Total 合計
CHEN Xiao Shi	陳小石	2,800,000	—	—	—	2,800,000
LIANG Wei Wen	梁偉文	2,100,000	—	—	—	2,100,000
LIANG Bao Ping	梁保平	1,000,000	—	—	—	1,000,000
YE Zhen Wen	葉真文	500,000	—	—	—	500,000
ZHANG Xin Hua	張新華	1,600,000	—	—	—	1,600,000

		Options 購股權		
		As at 1 January 2002 於二零零二年一月一日	Exercised 行使	As at 31 December 2002 於二零零二年十二月三十一日
ZHANG Xin Hua	張新華	800,000	—	800,000
LO Wing Sang, Vincent	羅榮生	3,000,000	—	3,000,000
CHAN Wai Dune	陳維端	3,000,000	—	3,000,000

Share options are granted to directors under the share option scheme dated 26 November 1993. Refer details under Share Options above.

購股權乃根據一九九三年十一月二十六日之行政人員購股計劃而授予董事。購股權詳情請參閱上文。

Other than as disclosed above, at no time during the year, the directors (including their spouse and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company and its associated corporations (within the meaning of the SDI Ordinance).

除非上文披露,本年度內,各董事及行政總裁(包括彼等之配偶及十八歲以下子女)並無擁有、獲授予或行使任何可認購本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」))之股份(或認股權證或債券(如適用))之權利。

Other than as disclosed above, at no time during the year was the Company, its fellow subsidiaries or its holding company, a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

除非上文披露,本年度內,本公司、各同系附屬公司或控股公司概無參與任何協定,使本公司董事可藉收購本公司或任何其他法人團體之股份或債券而取得利益。



(Expressed in Hong Kong dollars)
(以港幣為單位)

Substantial shareholders

The register of substantial shareholders maintained under section 16(1) of the SDI Ordinance shows that as at 31 December 2002, the Company had been notified of the following substantial shareholders' interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the directors.

主要股東

根據證券(披露權益)條例第十六(一)條而設置之主要股東登記冊，顯示於二零零二年十二月三十一日本公司已接獲下列持有本公司已發行股本百分之十或以上重大權益之通知，此等權益並未包括於以上披露之董事之權益內。

Name of shareholder 股東名稱		Number of shares held 股數	Percentage of shareholding 持股份比例
Guangzhou International Trust and Investment Corporation ("GZITIC")	廣州國際信托投資公司(「廣州信托」)	670,076,808*	48.5%
Guangzhou Baiyun Agriculture Industry & Commerce Corporation	廣州國營白雲農工商聯合公司	162,960,000	11.8%

* 590,076,808 shares were pledged as share mortgage in exchange for a loan facility of US$20,000,000 to GZITIC and were registered under the name of Bright Asia Assets Ltd., a nominee shareholder of the lender.

* 其中590,076,808股已被廣州信托作為股權抵押，以取得向廣州信托提供的美金20,000,000元的貸款額度，並登記於債權人之名義股東Bright Asia Assets Ltd.以下。

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合約。

Major customers and suppliers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

主要客戶及供應商

本年度內，集團從其五位最大供應商購入之貨品及服務少於百分之三十，向其五位最大客戶售出之貨品及服務亦少於百分之三十。

Connected transactions

(a) Significant related party transactions entered by the Group during the year ended 31 December 2002, which constitute connected transactions under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"), are disclosed in Note 29 to the accounts.

(b) Other related party transactions, which also constitute connected transactions under the listing rules, required to be disclosed in accordance with Chapter 14 of the Listing Rules, are as follows:

In 2002, Hualing Refrigerant Engineering Limited, a wholly owned subsidiary of the Company, purchased certain machinery and equipment of approximately US$1,471,000 (equivalent to HK$11,474,000) from Xian East Machinery & Electrical (Group) Co., Ltd, one of the investors of Xian Dongling Refrigerating Compressors Co., Ltd. ("Xian Dongling"), an associated company of the Group. The purchased machinery and equipment were used as an additional investment in Xian Dongling.

關連交易

(a) 本集團於截至二零零二年十二月三十一日止年度進行之重大有關連人士交易(即根據香港聯合交易所有限公司證券上市規則(「上市規則」)構成關連交易者，乃載於賬目附註二十九。

(b) 按照上市規則第十四章須予披露之其他有關連人士交易(即根據上市規則亦構成關連交易者)如下：

於二零零二年，本集團之全資附屬公司，華凌製冷工程有限公司，向西安東方機電(集團)有限公司(其為本集團聯營公司西安東凌製冷壓縮機有限公司(「西安東凌」)之投資者)，購買了價值美金1,471,000元(等值為港幣11,474,000元)的機器及設備，作為對西安東凌之投資之增加。

(Expressed in Hong Kong dollars)
(以港幣為單位)

Compliance with the Code of Best Practice of the Listing Rules

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules except that no independent non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises two independent non-executive directors, namely Mr. Chan Wai Dune and Mr. Lam Ming Yung and one non-executive director, namely Mr. Zhang Xin Hua. Two meetings were held during the current financial year.

Directors' interest in competing business

At 31 December 2002, none of the directors of the Company has interest in competing businesses required to be disclosed pursuant to paragraph 8.10(2) of the Listing Rules.

Auditors

The accounts have been audited by PricewaterhouseCoopers (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of Arthur Andersen & Co in June 2002) who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHEN Xiao Shi
Chairman

Hong Kong
16 April 2003

符合上市規則之「最佳應用守則」

除獨立非執行董事因按本公司之組織章程輪值告退及在股東周年大會應選連任而其任期無固定期限外，本公司於年內一直遵守上市規則所載列之「最佳應用守則」之規定。

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。

審核委員會就集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部與外部審核工作，以及內部監控與風險評估等方面的效能。委員會由兩位獨立非執行董事陳維端先生及林明勇先生及一位非執行董事張新華先生組成。委員會於本財政年度內已召開兩次會議。

董事於競爭性業務之權益

根據香港聯合交易所有限公司的上市規則(上市規則)第8.10(2)條的披露要求，於二零零二年十二月三十一日，本公司並無董事於競爭業務持有權益。

核數師

本賬目已經由羅兵咸永道會計師事務所審核(早前已獲董事會委任填補安達信公司在二零零二年六月辭任出現之空缺)，該核數師任滿告退，但表示願意應聘連任。

承董事會命

陳小石
董事長

香港
二零零三年四月十六日





羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF GZITIC HUALING HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 25 to 69 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

致國信華凌集團有限公司全體股東

(於香港註冊成立之有限公司)

本核數師已完成審核第二十五至第六十九頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。



Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the accounts concerning the adoption of the going concern basis for the preparation of the accounts. As detailed in Note 1 to the accounts, the Group incurred a consolidated net loss attributable to the shareholders of HK$250,359,000 for the year ended 31 December 2002 and had net current liabilities of HK$301,601,000 as of 31 December 2002. The Group largely finances its day to day working capital requirements using short-term bank loans. As disclosed in Note 22 to the accounts, its bank loans are due for repayment in 2003. The Group is currently negotiating with its bankers to roll over these loans and/or to extend their repayment terms and for additional financing to meet its estimated needs. Bank loans of approximately RMB218,484,000 outstanding as at 31 December 2002 have subsequently been rolled over for a further year and no loan facilities have been withdrawn by the banks since that date. At the same time, the Group is taking steps to improve the profitability and cashflows of its operations.

The audited accounts have been prepared on a going concern basis, the validity of which depends upon the success of the measures to improve profitability and cashflows, the successful renewal and/or extension of the short-term bank loans or alternatively the availability of financing from other sources, and the availability of additional financing. The audited accounts do not include any adjustments that would result should the Group fail to continue to operate as a going concern. Details of the circumstances relating to this fundamental uncertainty are described in Note 1 to the accounts. We consider that appropriate disclosures of the fundamental uncertainty have been made in the audited accounts and our opinion is not qualified in this respect.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and of the Group as at 31 December 2002 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 16 April 2003

基本不明朗因素

為達致本核數師之意見，本核數師已考慮於賬目附註一有關採用持續經營之基準以編制　貴集團賬目所作的披露是否足夠。如賬目附註一所述，貴集團截至二零零二年十二月三十一日止年度之股東應佔虧損為港幣250,359,000元而當日之流動負債淨額約為港幣301,601,000元。貴集團主要運用短期銀行借款作為日常營運資金之來源。如賬目附註二十二所述，貴集團之短期銀行借款將於二零零三年到期。為了保持足夠的資金支持，貴集團正在與銀行方面溝通以續簽或延長借款期限和取得額外融資。截至二零零二年十二月三十一日未償還之約人民幣218,484,000元銀行借款已續簽了一年，而且，無任何貸款額度被銀行撤回。同時，貴集團正在積極採取措施提高其經營之收益性及現金流。

此經審計賬目乃根據持續經營基準編制，其有效性視乎貴集團能否成功提高經營之收益性及現金流，成功續借或延長短期借款或實施其他財務方案及另外之籌資渠道。賬目並無包括在貴集團未能持續經營時作出之任何調整。本核數師認為基本不明朗因素已於賬目內適當地披露，於此本核數師並無保留意見。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零二年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之虧損及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零三年四月十六日



For the year ended 31 December 2002 截至二零零二年十二月三十一日止年度

		Note 附註	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元 (Note 31) (附註31)
Turnover	營業額	3	1,261,072	1,650,988
Cost of sales	產品銷售成本		(1,093,402)	(1,216,590)
Gross profit	毛利		167,670	434,398
Other revenue	其他收入	4	13,760	32,848
Other operating expenses	其他經營開支		(1,570)	(2,784)
Distribution costs	分銷支出		(207,790)	(244,776)
Administrative expenses	行政支出		(171,892)	(146,543)
Operating (loss)/profit	經營(虧損)/盈利	5	(199,822)	73,143
Finance costs, net	財務費用,淨值	6	(33,398)	(36,613)
Share of (loss)/profit of associated companies	應佔聯營公司(虧損)/盈利	15	(6,663)	70
(Loss)/Profit before taxation	除稅前(虧損)/盈利		(239,883)	36,600
Taxation	稅項	7	(3,237)	(13,689)
Net (loss)/profit after taxation	除稅後(虧損)/盈利		(243,120)	22,911
Minority interests	少數股東權益		(7,239)	(12,152)
(Loss)/Profit attributable to shareholders	股東應佔(虧損)/盈利	8	(250,359)	10,759
Dividends	股息	9	—	—
Basic (loss)/earnings per share	每股基本(虧損)盈利	10	HK$(18.1)cents	HK$0.8 cents
Diluted (loss)/earnings per share	每股攤薄(虧損)盈利	10	HK$(18.1)cents	HK$0.8 cents

Consolidated Balance Sheet 綜合資產負債表

As at 31 December 2002 於二零零二年十二月三十一日

		Note 附註	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元 (Note 31) (附註31)
Non-current assets	非流動資產			
Intangible assets	無形資產	12	10,616	11,833
Property, plant and equipment	物業、廠房及設備	13	769,662	761,034
Interests in associated companies	聯營公司權益	15	30,260	25,596
Other non-current assets	其他非流動資產		2,449	1,577
			812,987	800,040
Current assets	流動資產			
Inventories	存貨	16	396,596	635,241
Due from related companies	應收關聯公司	29	593	3,034
Trade and other receivables	貿易及其他應收款	17	249,054	385,035
Prepaid value-added tax	預付增值稅	18	42,818	24,244
Bank balances and cash	銀行結餘及現金	26	174,262	187,039
			863,323	1,234,593
Current liabilities	流動負債			
Due to related companies	應付關聯公司	29	18,320	19,879
Trade and other payables	貿易及其他應付款	19	612,804	673,219
Taxes payable	應付稅項	20	25,814	52,759
Provisions for warranty	產品保養之撥備	21	16,110	7,930
Short-term bank loans	短期銀行借款	22	491,876	518,574
Other short-term borrowings	其他短期借款	22	—	30,000
			1,164,924	1,302,361
Net current liabilities	流動負債淨值		(301,601)	(67,768)
Total assets less current liabilities	資產總值減流動負債		511,386	732,272
Non-current liabilities	非流動負債			
Long-term bank loans	長期銀行借款	22	38,592	16,500
			38,592	16,500
Minority interests	少數股東權益		41,334	34,095
			431,460	681,677
Financed by:	資金來源：			
Share capital	股本	24	138,188	138,052
Reserves	儲備	25	293,272	543,625
Shareholders' funds	股東權益		431,460	681,677

CHEN Xiao Shi
Director

LIANG Wei Wen
Director

陳小石
董事

梁偉文
董事

As at 31 December 2002 於二零零二年十二月三十一日

		Note 附註	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元 (Note 31) (附註31)
Non-current assets	非流動資產			
Property, plant and equipment	物業、廠房及設備	13	524	714
Interests in subsidiaries	於附屬公司之權益	14	359,680	621,743
			360,204	622,457
Current assets	流動資產			
Due from related companies	應收關聯公司	29	—	41
Trade and other receivables	貿易及其他應收款	17	445	467
Bank balances and cash	銀行結餘及現金		15,239	43,318
			15,684	43,826
Current liabilities	流動負債			
Due to related companies	應付關聯公司	29	2,553	2,510
Trade and other payables	貿易及其他應付款	19	8,007	7,087
Other short-term borrowing	其他短期借款	22	—	30,000
			10,560	39,597
Net current assets	流動資產淨值		5,124	4,229
Total assets less current liabilities	資產總值減流動負債		365,328	626,686
Financed by:	資金來源：			
Share capital	股本	24	138,188	138,052
Reserves	儲備	25	227,140	488,634
			365,328	626,686

CHEN Xiao Shi
Director

LIANG Wei Wen
Director

陳小石
董事

梁偉文
董事

Consolidated Statement of Changes in Equity 綜合權益變動表

For the year ended 31 December 2002 截至二零零二年十二月三十一日止年度

		Note 附註	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元 (Note 31) (附註31)
Total equity as at 1 January	年初已確認權益總額		681,677	601,086
Deficit on revaluation of properties	重估物業盈餘		—	(13,000)
Exchange differences arising on translation of the financial statements of foreign subsidiaries and associated companies	換算海外附屬公司及聯營公司財務報表之匯兑差額	25	(158)	—
			681,519	588,086
(Loss)/Profit attributable to shareholders	本年度股東應佔(虧損)/盈利	25	(250,359)	10,759
Issue of shares	發行股份	25	309	84,848
Share issue expenses	股份發行費用	25	(9)	(2,016)
Total equity as at 31 December	年底已確認權益總額		431,460	681,677

For the year ended 31 December 2002 截至二零零二年十二月三十一日止年度

		Note 附註	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元 (Note 31) (附註31)
Net cash inflow (outflow) from operating activities	經營活動之現金流入(流出)淨額	26(a)	122,276	(8,728)
Investing activities	投資活動			
Purchases of property, plant and equipment	購置物業、廠房及設備		(73,788)	(48,132)
Decrease in pledged bank deposits	已抵押銀行存款減少		—	23,178
Acquisition of subsidiary	收購附屬公司		—	834
Increase in investments in associated company	投資於聯營公司增加	26(d)	(1,113)	(2,532)
Increase in construction-in-progress	在建工程增加		(28,326)	(75,979)
Increase in intangible assets	無形資產增加		—	(6,506)
(Decrease) Increase in other non-current assets	其他非流動資產(減少)增加		(872)	16,204
Dividend Received	收取股利		326	—
Net cash outflow from investing activities	投資活動產生之現金流出淨額		(103,773)	(92,933)
Financing activities	融資活動			
Issue of ordinary shares	發行普通股		309	84,848
Share issue expenses	發行股份費用		(9)	(2,016)
Proceeds from bank loans	新借銀行貸款		533,986	61,144
Repayment of bank loans	償還銀行貸款		(538,592)	(66,472)
Proceeds from other short-term borrowings	新借其他短期借款		—	30,000
Repayment of other short-term borrowings	償還其他短期借款		(30,000)	—
Receipt of government subsidies	收取政府補貼		3,026	9,829
Net cash (outflow) inflow from financing activities	融資活動之現金(流出)流入淨額	26(c)	(31,280)	117,333
(Decrease) Increase in bank balances and cash	現金及銀行存款(減少)增加		(12,777)	15,672
Bank balances and cash, beginning of year	年初現金及銀行存款		187,039	171,367
Bank balances and cash, end of year	年末現金及銀行存款	26(b)	174,262	187,039

1 Basis of preparation

Although the Group incurred a consolidated net loss attributable to the shareholders of HK$250,359,000 for the year ended 31 December 2002, and had net current liabilities of HK$301,601,000 as at 31 December 2002, the going concern basis has been adopted by the Directors in the preparation of these accounts after considering the following:

(a) The adoption of various measures to improve the Group's operational performance, including expansion into new markets and the implementation of cost controls.

(b) As disclosed in Note 22 to the accounts, the bank loans, with which the Group largely finances its day to day working capital requirements, are due for repayment in 2003. The Group is currently negotiating with its bankers to roll over these loans and/or to extend their repayment terms and for additional financing to meet its estimated needs. Bank loans of approximately RMB218,484,000 outstanding as at 31 December 2002, which matured before the date of approval of these accounts, have subsequently been rolled over for a further year and no loan facilities have been withdrawn by the banks during this same period.

(c) The Group is actively exploring the availability of alternative sources of financing should its negotiations with its current bankers not be fully successful.

2 Principal accounting policies

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain property, plant and equipment are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP1 (revised):	Presentation of financial statements
SSAP11 (revised):	Foreign currency translation
SSAP15 (revised):	Cash flow statements
SSAP33:	Discontinuing operations
SSAP34 (revised):	Employee benefits

The adoption of the above revised SSAPs had no material effect on amounts reported in prior year.

1 編製基準

截至二零零二年十二月三十一日止年度，錄得股東應佔綜合虧損淨值為港幣250,359,000元，及於當日之流動負債淨值為港幣301,601,000元。為編制該等賬目，董事已採用持續經營之基準，並計及下列各項後編制而成：

(a) 本集團採用了多種有效的方法提高其經營業績，包括開拓新的市場及採納有效的成本控制。

(b) 如賬目附註二十二所詳述，以維持本集團日常營運資金之銀行借款即將在二零零三年到期。為了保持足夠的資金支持，本集團正在與銀行方面溝通以續簽或延長借款期限和取得額外融資。截至二零零二年十二月三十一日未償還約人民幣218,484,000元之銀行借款在本賬目簽署日之前已到期並續簽了一年，同時，無任何貸款額度被銀行撤回。

(c) 倘若本集團與現有之銀行之協商不盡成功，本集團將積極拓展其他融資渠道。

2 主要會計政策

編製此等賬目所採用之主要會計政策列載如下：

本賬目乃按照香港公認會計原則及香港會計師公會頒佈之會計標準編製。賬目並依據歷史成本常規法編製，惟若干物業、廠房及設備乃按公平值列賬(見下文會計政策)。

於本年度，本集團採納下列由香港會計師公會頒佈之會計準則，該等會計準則於二零零二年一月一日或以後開始之會計期間生效：

會計準則第1號(經修訂)：	財務報表之呈報
會計準則第11號(經修訂)：	外幣換算
會計準則第15號(經修訂)：	現金流量表
會計準則第33號：	終止經營
會計準則第34號(經修訂)：	僱員福利

採納上述經修訂之會計準則對以前年度呈報之金額無重要影響。

2 Principal accounting policies (Cont'd)

(a) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortization) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

2 主要會計政策(續)

(a) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

附屬公司指集團控制董事會之組成，控制超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

(ii) 聯營公司

聯營公司為附屬公司以外，長期持有其股權，並對其管理具有重大影響力之公司。

綜合損益賬包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值及收購產生之商譽／負商譽(扣除累計攤銷)。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

2 Principal accounting policies (Cont'd)

(a) Group accounting (Cont'd)

(iii) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences arising in these cases are dealt with as a movement in reserves.

(b) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1 January 2001 was eliminated against reserves. Any impairment arising on such goodwill is accounted for in the consolidated profit and loss account.

Goodwill on acquisitions occurring on or after 1 January 2001 is included in intangible assets and is amortized using the straight-line method over its estimated useful life.

(ii) Taxi licenses

Expenditure on acquired taxi licenses is capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years. Taxi licenses are not revalued as there is no active market for these assets.

2 主要會計政策(續)

(a) 集團會計(續)

(iii) 外幣換算

以外幣為本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兌盈虧均計入損益賬。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益賬則按平均匯率折算。由此產生之匯兌盈虧作為儲備變動入賬。

(b) 無形資產

(i) 商譽

商譽指收購成本超出於收購日集團應佔所收購附屬公司之淨資產之數額。

於二零零一年一月一日前產生之收購商譽已於儲備中對銷。若該商譽有減值，所產生之任何減值均記入綜合損益表。

於二零零一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期以直線法攤銷。

(ii) 出租車牌照

購入出租車牌照之開支將予資本化，並以直線法按不超過20年之可使用年期攤銷。由於出租車牌照並無活躍市場，故其價值不會被進行重估。

2 Principal accounting policies (Cont'd)

(b) Intangible assets (Cont'd)

(iii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognized as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognized as an asset and amortized on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognized. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in the subsequent period.

(iv) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount. Such impairment loss is recognized in the consolidated profit and loss account.

(c) Property, plant and equipment

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued at intervals of not more than three years by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

2 主要會計政策(續)

(b) 無形資產(續)

(iii) 研究及開發成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產，並以直線法按不超過5年之期間攤銷，以反映將相關經濟效益確認之模式。不符合上述條件之開發成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

(iv) 無形資產減值

如有跡象顯示出現減值，則無形資產之賬面值，包括之前已在儲備記賬之商譽，均需評估及即時撇減至可收回價值。其產生之任何減值均記入綜合損益表。

(c) 物業、廠房及設備

(i) 投資物業

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

投資物業皆由獨立估值師最少每隔三年估值一次；相隔期間每年由集團內具專業資格之高級職員負責估值。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後任何增值將撥入經營盈利，惟最高以先前扣減之金額為限。

2 Principal accounting policies (Cont'd)

(c) Property, plant and equipment (Cont'd)

(i) Investment properties (Cont'd)

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realized in respect of previous valuations is released from the investment properties revaluation reserve to the consolidated profit and loss account.

(ii) Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated as cost less accumulated impairment losses. This includes cost of construction, plant and equipment and other direct costs (plus borrowing costs which include interest charges and exchange differences arising from foreign currency borrowings used to finance these projects during the construction period, to the extent these are regarded as an adjustment to interest costs.)

Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(iii) Other property, plant and equipment

Property, plant and equipment, other than investment properties and construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the consolidated profit and loss account in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditures are capitalized as additional costs of the property, plant and equipment.

2 主要會計政策(續)

(c) 物業、廠房及設備(續)

(i) 投資物業(續)

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備轉撥至損益賬。

(ii) 在建工程

在建工程指建造中的廠房和物業，在建工程按成本值減累計減值損失列賬。包括工地成本、廠房及設備及其他直接成本(加上借貸成本，包括於施工期間的利息費用及為該等項目所借之外幣借款所產生之匯兑差額，倘該等費用被視作利息成本的調整)。

於該等資產竣工並可投入使用前，概不就在建工程計提折舊。

(iii) 其他物業、廠房及設備

除投資物業及在建工程外，其他物業、廠房及設備按成本值減累計折舊及累計減值損失入賬。資產之原值包括購買價及使資產達致運作狀況及運往現址作擬定用途之直接成本。在固定資產投入運作後產生之支出，如維修保養及經常費用等，一般自費用發生時於綜合損益表中扣除。倘若當時之情況清楚顯示該項支出導致未來因使用該項物業、廠房及設備而獲得之經濟效益增加，則將該項支出撥作固定資產之額外成本。

2 Principal accounting policies (Cont'd)

(c) Property, plant and equipment (Cont'd)

(iv) Depreciation

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Leasehold land of other property, plant and equipment is depreciated over the period of the lease while other property, plant and equipment are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis after taking into account of the estimated residual value.

During the year, the Group changed its accounting estimates on the useful lives of certain property, plant and equipment. The expected useful lives as follow:

	Estimated useful lives as at 31 December 2002
Land use right	50 years
Building	10 years to 30 years
Plant and machinery	10 years to 20 years
Furniture, fixture and electronic equipment	5 years to 10 years
Motor vehicles	5 years to 10 years
Computer equipment	5 years
Moulds and other equipment	2 years to 10 years

The Group estimated that the impact on the change in the useful lives of those property, plant and equipment to the consolidated profit and loss accounts would be a decrease of depreciation expenses of approximately HK$2,634,000 in 2002. The change was made to better reflect how the relevant asset is expected to be used over time, and to provide a better matching of revenues and expenses.

2 主要會計政策(續)

(c) 物業、廠房及設備(續)

(iv) 折舊

租約尚餘二十年或以下年期之投資物業均按租約尚餘年期折舊。

其他物業之租約土地按租約年期折舊,其他固定資產則於扣除估計殘值後,以直線法於其估計可用年限內將其成本值減累積減值虧損撇銷。

本年度,本集團若干物業,廠房及設備可使用年限之會計估計已作變更。各項資產之估計可使用年限如下:

	截至二零零二年十二月三十一日之估計可使用年限
土地使用權	50年
樓宇	10-30年
廠房及機器	10-20年
傢俬、裝置及電子設備	5-10年
汽車	5-10年
電腦設備	5年
模具及其他設備	2-10年

本集團預計物業,廠房及機器之折舊年限之會計估計變更對於損益表之影響為:減少港幣2,634,000元之二零零二年度折舊開支。此等變更是為更真實反映相關資產的可服務年限,及更真實反映收入與費用以符合配比原則。

2 Principal accounting policies (Cont'd)

(c) Property, plant and equipment (Cont'd)

(v) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included construction-in-progress and other property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the asset to its recoverable amount. Such impairment losses are recognized in the consolidated profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a property, plant and equipment other than investment properties and construction-in-progress is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to accumulated deficit and is shown as a movement in reserves.

(d) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated profit and loss account on a straight-line basis over the lease periods.

2 主要會計政策(續)

(c) 物業、廠房及設備(續)

(v) 減值與出售盈虧

在每年結算日，在建工程、其他物業、廠房及設備皆透過集團內部及外界所獲得的資訊，評核該等資產有否減值。如有跡象顯示該等資產出現減值，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在綜合損益表入賬，但假若某資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，此等虧損則當作估值減少。

除出售投資物業及在建工程之收益或虧損外，出售物業、廠房及設備之收益或虧損將列算於綜合損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。任何屬於被出售的資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

(d) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在綜合損益表中支銷。

2 Principal accounting policies (Cont'd)

(e) Inventories

Inventories comprise stocks and work in progress and are stated at the lower of cost and net realizable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(f) Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the consolidated balance sheet are stated net of such provision.

(g) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and cash at banks.

(h) Provisions for warranty

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

The Group recognizes a provision for repairs or replacement of products still under warranty period at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

2 主要會計政策(續)

(e) 存貨

存貨包括製成品及在製品，按成本值與可變現淨值二者之較低者入賬。成本值以先進先出法計算，並包括原材料、直接人工及所有生產 經常開支之應佔部份。可變現淨值乃按預計銷售所得款項扣除估計營銷費用計算。

(f) 貿易應收賬款

凡被視為呆賬之貿易應收賬款，均提撥準備。在綜合資產負債表內列賬之應 收賬款已扣除有關之準備金。

(g) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金及銀行通知存款。

(h) 產品保養撥備

當集團因已發生的事件須承擔現有之法律性或推定性的責任，而解除責任時有可能消耗資源，並在責任金額能夠可靠地作出估算的情況下，需確立撥備。

集團為結算日仍在保用期產品之維修或更換確立撥備。此項撥備乃按照過往維修及更換產品之程度而計算。

2 Principal accounting policies (Cont'd)

(i) Employee benefits

(i) Retirement benefits obligation

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the "MPF Scheme"), a defined contribution scheme managed by an independent trustee. The Group's subsidiaries incorporated in Mainland China make contributions to a state-sponsored defined contribution scheme for the Group's local staff on a monthly basis pursuant to PRC laws and relevant regulations issued by local social security authorities.

The Group's contributions to the defined contribution retirement scheme are expensed as incurred.

(ii) Equity compensation benefits

Share options are granted to directors and employees. No compensation cost is recognized upon the granting of options. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

(j) Deferred taxation

Deferred taxation is provided under the liability method, in respect of the timing differences between profit as computed for taxation purposes and profit as stated in the consolidated accounts to the extent that it is probable that a liability or asset will crystalise.

(k) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

2 主要會計政策(續)

(i) 僱員福利

(i) 退休金責任

本集團已安排本集團之香港僱員參加一項由獨立受託人管理的既定供款計劃，強制性公積金計劃(「強積金計劃」)。按照中華人民共和國法規，本集團設於中國大陸之附屬公司為本集團當地僱員向政府資助之既定供款計劃按月供款。

集團之供款於供款相關期內在損益表支銷。

(ii) 權益補償福利

本集團向董事及僱員授出購股權。該等購股權將不會確認補償成本。若購股權按市價之折讓價授出，則在損益賬中按該折讓確認為補償成本，並在資產負債表中列作權益增加。購股權被行使時，所得款項扣除任何交易成本後撥入股本(面值)及股份溢價。

(j) 遞延稅項

遞延稅項是根據負債法就因課稅計算的溢利與綜合財務報表所列示的重大時差的撥備，若認為在可見將來不會產生任何負債或資產則無需撥備。

(k) 或然負債及或然資產

或然負債指因已發生的事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

2 Principal accounting policies (Cont'd)

(k) Contingent liabilities and contingent assets (Cont'd)

A contingent liability is not recognized but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

(l) Revenue recognition

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Operating lease rental income is recognized on a straight-line basis over the terms of the lease.

Subsidy income is recognized upon receipt from the relevant granting authorities.

(m) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

2 主要會計政策(續)

(k) 或然負債及或然資產(續)

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

或然資產指因已發生的事件而可能產生之資產，此等資產需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。

或然資產不會被確認，但會於可能收到經濟效益時在賬目附註中披露。若實質確定有收到經濟效益時，此等效益才被確立為資產。

(l) 收益確認

銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

利息收入依據未償還本金額及適用利率按時間比例確認。

經營租賃之租金收入於租賃期間內按直線法確認。

補貼收入於有關部門發放補貼時予以確認。

(m) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在綜合損益表支銷。

2 Principal accounting policies (Cont'd)

(n) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and bank balances and cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to intangible assets and property, plant and equipment.

In respect of geographical segment reporting, sales are based on the countries in which the customers are located. Total assets and capital expenditure are where the assets are located.

3 Turnover and segment information

The company is an investment holding company. The Group is principally engaged in the manufacture and sale of household electrical appliances, which include refrigerators, air-conditioners and mini-refrigerators. Revenues recognized during the year are as follows:

2 主要會計政策(續)

(n) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分佈資料則作為從屬形式呈列。

未分配成本指集團整體性開支。分部資產主要包括無形資產、物業、廠房及設備、存貨、應收款項及銀行結餘與現金。分部負債指經營負債，而不包括例如稅項及若干集團整體性之借款等項目。資本性開支包括購入無形資產及物業、廠房及設備的費用。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本性開支按資產所在地計算。

3 營業額及分部資料

本公司為一間投資控股公司。本集團之主要業務為生產及銷售家庭電器，包括冰箱、空調機及小型冰箱。本年度列賬之收益如下：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Turnover	營業額		
Sales of refrigerators	冰箱銷售	314,400	283,624
Sales of air-conditioners	空調機銷售	745,207	1,138,884
Sales of mini-refrigerators	小型冰箱銷售	201,465	228,240
Others	其他	—	240
		1,261,072	1,650,988

3 Turnover and segment information (Cont'd)

Business segments

The Group is organized into three main business segments:

Refrigerator business — manufacture and distribution of a broad range of refrigerators

Air-conditioner business — manufacture and distribution of a broad range of air-conditioners

Mini-refrigerator business — manufacture and distribution of a broad range of mini-refrigerators

Other business of the Group mainly comprises holding of investment properties and renting of cars and properties, neither of which are of a sufficient size to be reported separately.

3 營業額及分部資料(續)

業務分部

集團經營三項主要業務分部：

冰箱業務 — 製造及分銷廣泛類別之冰箱

空調機業務 — 製造及分銷廣泛類別之空調機

小型冰箱業務 — 製造及分銷廣泛類別之小型冰箱

集團其他業務主要為持有投資物業及出租小汽車及物業，兩者的規模皆不足以作獨立項目報告。

		Refrigerator business 冰箱業務 2002 HK$'000 港幣千元	Air-conditioner business 空調業務 2002 HK$'000 港幣千元	Mini-refrigerator business 小型冰箱業務 2002 HK$'000 港幣千元	Other businesses 其他業務 2002 HK$'000 港幣千元	Elimination 抵銷 2002 HK$'000 港幣千元	Group 集團 2002 HK$'000 港幣千元
TURNOVER	**營業額**						
External sales	對外銷售	314,400	745,207	201,465	—	—	1,261,072
Inter-segment sales	分部間銷售	—	—	—	—	—	—
Total turnover	營業總額	314,400	745,207	201,465	—	—	1,261,072
RESULTS	**業績**						
Segment results	分部業績	(129,133)	(64,272)	19,155	1,510	(6,443)	(179,183)
Unallocated costs	未分配成本						(20,639)
Operating loss	經營虧損						(199,822)
Finance costs	財務費用	(21,676)	(18,117)	(191)	(251)	6,839	(33,396)
Finance cost unallocated	未分配財務費用						(2)
Share of losses of associated companies	應佔聯營公司虧損						(6,663)
Loss before taxation	稅前虧損						(239,883)
Taxation	稅項	—	(221)	(2,677)	(339)	—	(3,237)
Loss after taxation	稅後虧損						(243,120)
Minority interests	少數股東權益						(7,239)
Loss attributable to shareholders	股東應佔虧損						(250,359)
Segment assets	分部資產	407,170	768,713	261,517	13,975	—	1,451,375
Interests in associated companies	聯營公司權益						30,260
Unallocated assets	未分配資產						194,675
Total assets	總資產						1,676,310
Segment liabilities	分部負債	423,784	587,529	165,163	4,028		1,180,504
Unallocated liabilities	未分配負債						23,012
Total liabilities	總負債						1,203,516
Capital expenditures	資本性支出	10,347	26,404	64,619	744		102,114
Depreciation	折舊	34,518	36,306	5,267	482		76,573
Amortization of intangible assets other than goodwill	除商譽外之無形資產攤銷	—	—	—	537		537
Amortization of goodwill	商譽之攤銷						680
Other non-cash expenses	其他非現金性支出						
— (Write-back of) provision for inventory obsolescence	— 存貨殘次準備(撥回)	(927)	11,389	—	—		10,462
— (Write-back of) provision for doubtful receivables	— 呆帳準備(撥回)	14,054	8,667	(20)	—		22,701
— Impairment of property, plant and equipment	— 物業、廠房及設備之跌價準備	8,321	—	—	—		8,321

3 Turnover and segment information (Cont'd) 3 營業額及分部資料(續)

		Refrigerator business 冰箱業務 2001 HK$'000 港幣千元	Air-conditioner business 空調業務 2001 HK$'000 港幣千元	Mini-refrigerator business 小型冰箱業務 2001 HK$'000 港幣千元	Other businesses 其他業務 2001 HK$'000 港幣千元	Elimination 抵銷 2001 HK$'000 港幣千元	Group 集團 2001 HK$'000 港幣千元
TURNOVER	**營業額**						
External sales	對外銷售	283,624	1,138,884	228,240	240	—	1,650,988
Inter-segment sales	分部間銷售	1,464	632	—	—	(2,096)	—
Total turnover	營業總額	285,088	1,139,516	228,240	240	(2,096)	1,650,988
RESULTS	**業績**						
Segment results	分部業績	(39,971)	111,895	28,282	1,123	(18,093)	83,326
Unallocated costs	未分配成本						(10,093)
Operating profit	經營盈利						73,143
Finance costs	財務費用	(29,020)	(23,224)	(1,228)	51	16,508	(36,913)
Finance cost unallocated	未分配財務費用						300
Share of profits less losses of associated companies	應佔聯營公司盈利						70
Profit before taxation	稅前盈利						36,600
Taxation	稅項	(2,858)	(10,822)	—	(9)		(13,689)
Profit after taxation	稅後盈利						22,911
Minority interests	少數股東權益						(12,152)
Profit attributable to shareholders	股東應佔盈利						10,759
Segment assets	分部資產	613,370	985,904	206,194	16,122	—	1,821,590
Interests in associates	聯營公司權益						25,596
Unallocated assets	未分配資產						187,447
Total assets	總資產						2,034,633
Segment liabilities	分部負債	463,392	688,764	126,485	1,488	—	1,280,129
Unallocated liabilities	未分配負債						38,732
Total liabilities	總負債						1,318,861
Capital expenditures	資本性支出	21,866	87,636	8,083	4,094	—	121,679
Depreciation	折舊	29,155	31,094	4,207	594	—	65,050
Amortization of intangible assets other than goodwill	除商譽外之無形資產攤銷				114	—	114
Amortization of goodwill	商譽之攤銷						680
Other non-cash expenses	其他非現金性支出						
— (Write-back of) provision for inventory obsolescence	— 存貨殘次準備(撥回)	11,424	(2,458)	—	—	—	8,966
— (Write-back of) provision for doubtful receivables	— 呆帳準備(撥回)	2,027	(11,031)	233	—	—	(8,771)

3 Turnover and segment information (Cont'd)

Geographical segments

The Group's three business segments are operated in five main geographical areas:

Mainland China	—	manufacture and sale of household electrical appliances
Europe	—	sale of household electrical appliances
Asia-Pacific countries	—	sale of household electrical appliances
America	—	sale of household electrical appliances
Africa	—	sale of household electrical appliances

There are no sales between the geographical segments. Analysis of financial information by geographical segment is as follows:

Analysis of sales of refrigerators into domestic sales in Mainland China and export sales outside Mainland China by region is as follows:

3 營業額及分部資料(續)

地區分部

集團三項業務分部在以下五個主要地區經營：

中國大陸	—	家用電器製造及分銷
歐洲	—	家用電器分銷
亞太地區	—	家用電器分銷
美洲	—	家用電器分銷
非洲	—	家用電器分銷

地區分部之間並無買賣活動。對地區分部之財務信息分析如下：

按地區劃分的在中國國內和對國外出口的冰箱銷售分析如下：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Domestic sales	國內銷售	272,552	265,881
Export sales	出口銷售		
Europe	歐洲	17,865	3,806
Asia-Pacific	亞太	23,001	13,937
Africa	非洲	352	—
America	美洲	630	—
Total export sales	出口銷售總額	41,848	17,743
Total	合計	314,400	283,624

3 Turnover and segment information (Cont'd)

3 營業額及分部資料(續)

Analysis of sales of air-conditioners into domestic sales in Mainland China and export sales outside Mainland China by region as follows:

按地區劃分的在中國國內和對國外出口的空調銷售分析如下：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Domestic sales	國內銷售	501,801	965,318
Export sales	出口銷售		
Europe	歐洲	109,928	85,868
America	美洲	69,137	39,579
Asia-Pacific	亞太	59,324	48,119
Africa	非洲	5,017	—
Total export sales	出口銷售總額	243,406	173,566
Total	合計	745,207	1,138,884

Analysis of sales of mini-refrigerators into domestic sales in Mainland China and export sales outside Mainland China by region is as follows:

按地區劃分的在中國國內和對國外出口的小型冰箱銷售分析如下：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Domestic sales	國內銷售	45,060	72,859
Export sales	出口銷售		
Europe	歐洲	10,958	—
America	美洲	47,808	75,439
Asia-Pacific	亞太	95,248	79,942
Africa	非洲	2,391	—
Total export sales	出口銷售總額	156,405	155,381
Total	合計	201,465	228,240

No geographical segment analysis on total assets and capital expenditure is prepared as over 90% of the Group's total assets and capital expenditures were located/incurred in Mainland China.

由於本集團百分之九十之資產及資本支出皆位於／發生在中國內地，因此，並無呈列分部資料。

4 Other Revenue

4 其他業務收入

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Rental income	租賃收入	4,277	3,217
Less: outgoing in respect of the above rental income	減：租賃收入之成本	(209)	(173)
		4,068	3,044
Write-back of provision for doubtful receivables	呆帳準備撥回	—	8,771
Government subsidies	政府補貼收入	3,026	9,829
Sales of scrap materials	廢料銷售	5,261	8,320
Others	其他	1,405	2,884
		13,760	32,848

5 Operating (loss)/profit

5 經營（虧損）／盈利

Operating (loss)/profit is stated after charging and crediting the following:

經營（虧損）／盈利已計入及扣除下列項目：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Charging:	扣除：		
Cost of inventories	存貨成本	945,481	1,066,081
Staff costs including directors' emoluments (see Note 11)	包括董事酬金在內之僱員支出（見附註十一）	89,212	85,494
Contributions to retirement scheme	退休金計劃供款	8,323	6,791
Depreciation	折舊	76,573	65,050
Amortization of intangible assets	無形資產攤銷		
— Goodwill	一商譽	680	680
— Other intangible assets	一其他無形資產	537	114
Impairment of property, plant and equipment	物業、廠房及設備之減值準備	8,321	—
Provision for doubtful trade receivables	貿易應收款之呆帳準備	22,701	—
Provision for doubtful other receivables	其他應收款之呆帳準備	10,376	—
Provision for inventory obsolescence	存貨殘次準備	10,462	8,966
Write down of inventory to net realizable value	存貨跌價準備	—	10,620
Provision for warranty	產品保養準備	18,137	10,122
Auditors' remuneration	核數師酬金	1,411	1,367
Operating leases rental for land and buildings	土地及樓宇經營租賃租金	12,218	14,111
Net exchange loss	匯兌淨損失	—	1,940
Research and development costs	研究及開發費用	10,224	3,471
Loss on disposal of property, plant and equipment	出售物業、廠房及設備損失	8,312	2,172
Crediting:	計入：		
Net exchange gain	匯兌淨收益	3,433	—
Write back of provision for doubtful receivables	呆帳準備撥回	—	8,771
Reversal of write down of inventories	存貨跌價準備撥回	5,043	—

6 Finance costs, net

6 財務費用

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元 (Note 31) (附註31)
Interest on short-term bank loans and overdrafts	短期銀行借款及透支之利息	39,205	43,281
Interest on other short-term borrowing	其他短期借款利息	—	2,056
Interest income	利息收入	(7,216)	(9,428)
Bank handl ng charges	銀行手續費	1,409	704
		33,398	36,613

7 Taxation

7 稅項

No Hong Kong profits tax has been provided as the Group did not have any assessable profit under Hong Kong profits tax. PRC enterprise income tax has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

由於本集團並無賺取任何應課香港利得稅收入，故此並無提取任何香港利得稅準備。中國企業所得稅乃根據本年之估計應課稅利潤按當地之現行稅率計算。

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Enterprise income tax	企業所得稅	3,237	13,689

There was no significant unprovided deferred taxation as at 31 December 2002 (2001: Nil).

於二零零二年十二月三十一日，本集團並無重大未撥備遞延稅項(二零零一年：零)。

8 Loss attributable to shareholders

Of the Group's loss for the year, a loss of HK$261,658,000 (2001: HK$13,118,000) has been dealt with in the accounts of the Company.

9 Dividends

The directors do not recommend the payment of a dividend for the year ended 31st December 2002 (2001: Nil).

10 (Loss)/Earnings per share

The calculation of basic and diluted (loss)/earnings per share is based on Group's loss attributable to shareholders of HK$250,359,000 (2001: a profit of HK$10,759,000)

The basic (loss)/earnings per share is based on the weighted average of 1,381,727,588 ordinary shares (2001: 1,297,519,287 shares) in issue during the year.

The diluted (loss)/earnings per share is based on 1,383,094,294 ordinary shares (2001: 1,300,472,306 shares) which is the weighted average number of ordinary shares in issue during the year plus the weighted average of 1,366,706 ordinary shares (2001: 2,953,019) deemed to be issued at the agreed exercise prices as if all outstanding share options had been exercised.

8 股東應佔虧損

本年集團虧損中，計入本公司賬目之虧損為港幣261,658,000元（二零零一年：港幣13,118,000元）。

9 股息

截至二零零二年十二月三十一日止年度內，本公司並無宣派任何股息（二零零一年：零）。

10 每股（虧損）／盈利

每股基本及攤薄（虧損）／盈利是根據集團之股東應佔綜合虧損港幣250,359,000元（二零零一年：盈利港幣10,759,000元）計算。

每股基本（虧損）／盈利是按年內已發行普通股之加權平均數1,381,727,588股（二零零一年：1,297,519,287股）計算。

每股攤薄（虧損）／盈利根據1,383,094,294股（二零零一年：1,300,472,306股）普通股計算，即年內已發行普通股之加權平均數，加上假設所有未行使之認股權證及購股權皆已行使而被視作無償發行之加權平均數1,366,706股（二零零一年：2,953,019股）普通股計算。

11 Directors and senior management's emoluments

11 董事及高級管理人員酬金

(a) Directors' emoluments

(a) 董事酬金

The aggregate amounts of emoluments payable to directors of the company during the year are as follows:

年內本公司向董事支付之酬金總額如下：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Fees	袍金	177	224
Other emoluments:	其他酬金：		
Basic salaries, housing allowances, other allowances and benefits in kind	基本薪金、房屋津貼、其他津貼及實物利益	4,405	4,380
Discretionary bonuses	酌情發放之花紅	82	—
Contributions to pension schemes for directors (and past directors)	為董事(及前任董事)作出之退休金供款	71	133
		4,735	4,737

Benefit from share options exercised amounted to HK$140,000 (2001: HK$20,805,000) was realized.

已實現行使之股權利益為港幣140,000元(二零零一年：港幣20,805,000元)

Directors' fees disclosed above include HK$150,000 (2001: HK$159,000) paid to independent non-executive directors.

上述披露之董事袍金包括向獨立非執行董事支付之款項港幣150,000元(二零零一年：港幣159,000元)。

The emoluments of the directors fell within the following bands:

支付予董事之酬金組別如下：

		Number of directors 董事人數	
Emolument bands	酬金組別	2002	2001
HK$0 — HK$1,000,000	港幣0元 - 港幣1,000,000元	7	10
HK$1,000,001 — HK$1,500,000	港幣1,000,001元 - 港幣1,500,000元	—	1
HK$1,500,001 — HK$2,000,000	港幣1,500,001元 - 港幣2,000,000元	1	—
HK$2,000,001 — HK$2,500,000	港幣2,000,000元 - 港幣2,500,000元	1	1

None of the directors waived the right to receive emoluments during the year.

於本年度，各董事均無放棄任何薪酬。

11 Directors and senior management's emoluments (Cont'd)

11 董事及高級管理人員酬金(續)

(b) Five highest paid individuals

(b) 五位最高薪酬人士

The five individuals whose emoluments were the highest in the Group for the year include two (2001: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2001: two) individuals during the year are as follows:

本年度集團內五名最高薪酬人士包括兩名(二零零一年：三名)董事，其酬金已載於上文分析。其餘三名(二零零一年：兩名)最高薪人士之酬金分析如下：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Basic salaries, housing allowances, other allowances and benefits in kind	基本薪金、房屋津貼、其他津貼及實物利益	5,551	5,017
Discretionary bonuses	酌情發放之花紅	82	—
Contribution to pension schemes	退休金供款	311	189
		5,944	5,206

The emoluments fell within the following bands:

支付之酬金組別如下：

Emolument bands	酬金組別	Number of individuals 人數 2002	2001
HK$0 — HK$1,000,000	港幣0元 - 港幣1,000,000元	3	3
HK$1,000,001 — HK$1,500,000	港幣1,000,001元 - 港幣1,500,000元	—	1
HK$1,500,001 — HK$2,000,000	港幣1,500,001元 - 港幣2,000,000元	1	—
HK$2,000,001 — HK$2,500,000	港幣2,000,001元 - 港幣2,500,000元	1	1
		5	5

12 Intangible assets

12 無形資產

		Group 集團		
		Goodwill 商譽 HK$'000 港幣千元	Taxi licenses 出租車執照 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元 (Note 31) (附註31)
Year ended 31 December 2002:	截至二零零二年十二月三十一日止年度			
Opening net book amount	期初賬面淨值	5,441	6,392	11,833
Additions	本年度增加	—	—	—
Amortization charges	本年度攤銷	(680)	(537)	(1,217)
Closing net book amount	期末賬面淨值	4,761	5,855	10,616
At 31 December 2002	於二零零二年十二月三十一日			
Cost	成本	6,801	6,506	13,307
Accumulated amortization	累計攤銷	(2,040)	(651)	(2,691)
Net book amount	賬面淨值	4,761	5,855	10,616
At 31 December 2001	於二零零一年十二月三十一日			
Cost	成本	6,801	6,506	13,307
Accumulated amortization	累計攤銷	(1,360)	(114)	(1,474)
Net book amount	賬面淨值	5,441	6,392	11,833

13 Property, plant and equipment

13 物業、廠房及設備

(a) Group

(a) 集團

		Investment properties 投資物業 HK$'000 港幣千元	Construction-in-progress 建築中物業 HK$'000 港幣千元	Land use rights 土地使用權 HK$'000 港幣千元	Buildings 樓宇 HK$'000 港幣千元	Plant and machinery 廠房及機器 HK$'000 港幣千元	*Furniture, fixtures and* electronic equipment 傢俬、裝置及電子設備 HK$'000 港幣千元 (Note 31) (附註31)	Motor vehicles 汽車 HK$'000 港幣千元	Computer equipment 電腦設備 HK$'000 港幣千元	Moulds and other equipment 模具及其他設備 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost/Valuation:	成本值/估值：										
At 1 January 2002	於二零零二年一月一日	168,000	12,042	63,981	156,076	515,996	70,106	20,906	10,698	162,792	1,180,597
Additions	添置	–	28,326	3,770	29,743	31,870	1,670	1,936	4,799	–	102,114
Transfers	轉撥	–	(38,455)	–	5,838	21,710	(4,992)	106	–	15,793	–
Disposals	處置	–	(119)	–	–	(4,647)	(4,163)	(3,889)	–	(1,271)	(14,089)
Foreign exchange adjustments	匯兌調整	–	(5)	(30)	(81)	(255)	(26)	(10)	(7)	(88)	(502)
At 31 December 2002	於二零零二年十二月三十一日	168,000	1,789	67,721	191,576	564,674	62,595	19,049	15,490	177,226	1,268,120
Representing:	代表:										
At cost	成本值	–	1,789	67,721	191,576	564,674	62,595	19,049	15,490	177,226	1,100,120
At valuation	估值	168,000	–	–	–	–	–	–	–	–	168,000
		168,000	1,789	67,721	191,576	564,674	62,595	19,049	15,490	177,226	1,268,120
Accumulated depreciation and impairment:	累計折舊及減值：										
At 1 January 2002	於二零零二年一月一日	–	–	(7,106)	(45,367)	(236,790)	(30,447)	(15,160)	(654)	(84,039)	(419,563)
Charge for the year	本年計提	–	–	(1,379)	(8,461)	(42,213)	(6,379)	(817)	(2,484)	(14,840)	(76,573)
Impairment charge	耗蝕支出	–	(550)	–	–	(2,729)	–	–	–	(5,042)	(8,321)
Disposals	處置	–	–	–	–	857	1,782	3,014	–	124	5,777
Foreign exchange adjustments	匯兌調整	–	–	5	20	122	13	7	–	55	222
At 31 December 2002	於二零零二年十二月三十一日	–	(550)	(8,480)	(53,808)	(280,753)	(35,031)	(12,956)	(3,138)	(103,742)	(498,458)
Net book value:	賬面淨值：										
At 31 December 2002	於二零零二年十二月三十一日	168,000	1,239	59,241	137,768	283,921	27,564	6,093	12,352	73,484	769,662
At 31 December 2001	於二零零一年十二月三十一日	168,000	12,042	56,875	110,709	279,206	39,659	5,746	10,044	78,753	761,034

13 Property, plant and equipment (Cont'd)

13 物業、廠房及設備(續)

(b) Company

(b) 公司

		Furniture, fixtures and electronic equipment 傢俬、裝置及電子設備 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost:	成本：			
At 1 January 2002	於二零零二年一月一日	653	1,869	2,522
Additions	添置	50	—	50
Disposals	處置	(17)	—	(17)
At 31 December 2002	於二零零二年十二月三十一日	686	1,869	2,555
Accumulated depreciation	累計折舊：			
At 1 January 2002	於二零零二年一月一日	(284)	(1,524)	(1,808)
Charge for the year	本年計提	(111)	(113)	(224)
Disposals	處置	1	—	1
At 31 December 2002	於二零零二年十二月三十一日	(394)	(1,637)	(2,031)
Net book value:	賬面淨值：			
At 31 December 2002	於二零零二年十二月三十一日	292	232	524
At 31 December 2001	於二零零一年十二月三十一日	369	345	714

(c) Investment properties

The investment properties represent 11 floors and 12 car parking spaces in Guo Xin Building, located in Guangzhou, the PRC, with the lease terms of 50 years.

The investment properties were revalued every 3 years. The investment properties amounted to approximately $168,000,000 (2001: $168,000,000) were revalued at 31 December 2001 by Vigers Hong Kong Limited, independent qualified valuers. The deficit on revaluation was offset against the property revaluation reserve.

The directors are of the opinion that the carrying value of the investment properties as at 31 December 2002 approximated the open market value.

Property, plant and equipment with net book value of approximately HK$95,916,000 (2001: HK$116,967,000) were pledged as security for the Group's short-term bank loans.

(c) 投資物業

該投資物業為位於中國廣州市國信大廈之十一個樓層及十二個車位，租約年期為50年。

投資物業每三年評估一次。該物業約值168,000,000元(2001年：168,000,000元)，於二零零一年十二月三十一日由獨立專業估值師威格斯香港有限公司評估。重估減值在物業價值重估儲備中沖銷。

董事會認為該等投資物業於二零零二年十二月三十一日之帳面價值與市值相近。

賬面淨值約港幣95,916,000元之物業、廠房及設備(2001年：港幣116,967,000元)已用作抵押作為本集團短期銀行借款之擔保。

14 Interests in subsidiaries

14 附屬公司權益

		Company 公司	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Unlisted equity interests, at cost	非上市股份	20,997	20,997
Due from subsidiaries	應收附屬公司款項	586,843	603,563
		607,840	624,560
Less: Provision for impairment in value	減：減值準備	(248,160)	(2,817)
		359,680	621,743

The amounts due from subsidiaries are unsecured, interest free and are repayable on demand.

應收附屬公司款項均為無抵押、免息及在要求時償還。

The particulars of the significant subsidiaries are:

重要附屬公司詳情如下：

Name 公司名稱	Place and date of *incorporation/* establishment and kind of legal entity 註冊／成立地點及日期，及公司類型	*Principal activities* and place of operation 主要業務	*Particulars of* issued share capital 已發行及繳足股本	Interest held 應佔權益
DIRECTLY HELD 直接持有				
China Refrigeration Industry Co., Ltd. ("China Refrigeration")	The PRC, 28 March 1985 limited liability company	Manufacture and sale of refrigerators in the PRC	Registered Capital US$10,000,000	95%
中國雪櫃實業有限公司 (「中雪公司」)	中國，一九八五年三月二十八日 有限責任公司	冰箱製造及分銷	註冊資本 美金10,000,000元	95%
Hualing Technology Limited ("Hualing Technology")	Hong Kong, 23 December 1992 limited liability company	Investment holding in Hong Kong	Ordinary Shares of HK$10	100%
華凌科技有限公司 (「華凌科技」)	香港，一九九二年十二月二十三日 有限責任公司	投資控股	普通股港幣10元	100%
Hualing Investments Limited ("Hualing Investments")	Hong Kong, 18 February 1993 limited liability company	Investment holding in Hong Kong	Ordinary Shares of HK$2	100%
華凌投資有限公司 (「華凌投資」)	香港，一九九三年二月十八日 有限責任公司	投資控股	普通股港幣2元	100%

14 Interests in subsidiaries (Cont'd) 14 附屬公司權益(續)

Name 公司名稱	Place and date of incorporation/ establishment and kind of legal entity 註冊/成立地點及日期,及公司類型	Principal activities and place of operation 主要業務	Particulars of issued share capital 已發行及繳足股本	Interest held 應佔權益
DIRECTLY HELD (Cont'd) **直接持有(續)**				
Hualing International Limited	Hong Kong, 4 March 1993 limited liability company	Trading in Hong Kong	Ordinary Shares of HK$2	100%
華凌國際有限公司	香港,一九九三年三月四日 有限責任公司	貿易	普通股港幣2元	100%
Hualing Refrigerant Engineering Limited	Hong Kong, 28 February 1995 limited liability company	Investment holding in Hong Kong	Ordinary Shares of HK$2	100%
華凌製冷工程有限公司	香港,一九九五年二月二十八日 有限責任公司	投資控股	普通股港幣2元	100%
Hualing (Far East) Limited	The British Virgin Islands, 10 September 1993 limited liability company	Investment holding in Hong Kong	Ordinary Shares of US$1	100%
華凌(遠東)有限公司	英屬處女群島,一九九三年九月十日有限責任公司	投資控股	普通股美金1元	100%
INDIRECTLY HELD **間接持有**				
Hualing Air-conditioning	The PRC, 10 May 1993 limited liability company	Manufacture and sale of air-conditioners and electronic appliances in the PRC	Registered Capital US$20,000,000	100%
華凌空調	中國,一九九三年五月十日 有限責任公司	空調及家電之製造及分銷	註冊資本 美金20,000,000元	100%
Guangzhou Hualing Electrical Household Appliance Enterprise Co., Ltd. ("Hualing Household")	The PRC, 28 March 1995 limited liability company	Distributor of HUALING brand products in the PRC	Registered Capital RMB3,000,000	95.5%
廣州華凌家電企業有限公司(「華凌家電」)	中國,一九九五年三月二十八日 有限責任公司	在中國銷售華凌品牌之產品	註冊資本人民幣 3,000,000元	95.5%
Hefei Hualing	The PRC, 20 June 1993 limited liability company	Manufacture and sale of mini-refrigerators in the PRC	Registered Capital $35,000,000	55%
合肥華凌	中國,一九九三年六月二十日 有限責任公司	小型冰箱製造及分銷	註冊資本 35,000,000元	55%

14 Interests in subsidiaries (Cont'd)

14 附屬公司權益(續)

Name 公司名稱	Place and date of incorporation/ establishment and kind of legal entity 註冊/成立地點及日期,及公司類型	Principal activities and place of operation 主要業務	Particulars of issued share capital 已發行及繳足股本	Interest held 應佔權益
INDIRECTLY HELD (Cont'd) 間接持有(續)				
Guangzhou Hualing Refrigeration Co., Ltd.	The PRC, 21 March 1996 limited liability company	Manufacture and sale of refrigerators in the PRC	Registered Capital US$1,441,715	96.25%
廣州華凌雪櫃有限公司	中國,一九九六年三月二十一日 有限責任公司	冰箱製造及分銷	註冊資本 美金1,441,715元	96.25%
Growth Plus Properties Ltd.	The British Virgin Islands, 1 July 1997 limited liability company	Investment holding in the British Virgin Islands	Ordinary Shares of US$1	100%
	英屬處女群島,一九九七年七月一日有限責任公司	投資控股	普通股美金1元	100%
China Appliances.com Limited	The British Virgin Islands, 2 March 2000 limited liability company	Investment holding in the British Virgin Islands	Ordinary Shares of US$1	100%
中國家電網有限公司	英屬處女群島,二零零零年三月二日有限責任公司	投資控股	普通股美金1元	100%
Chengdu Hualing Electrical Household Appliance Co., Ltd.	The PRC, 1 August 2001 limited liability company	Distributor of HUALING brand products in the PRC	Registered Capital RMB2,500,000	99.775%
成都華凌家電有限公司(「成都華凌」)	中國,二零零一年八月一日 有限責任公司	在中國銷售華凌品牌之產品	註冊資本人民幣 2,500,000元	99.775%
Guangzhou Hualing Property Management Co., Ltd. ("Hualing Property")	The PRC, 3 August 2000 limited liability company	Property management in the PRC	Registered Capital RMB500,000	95.5%
廣州華凌物業管理有限公司(「華凌物業」)	中國,二零零零年八月三日 有限責任公司	物業管理	註冊資本 人民幣500,000元	95.5%
Guangzhou Hualing Shopping Mall Co., Ltd. ("Hualing Shopping Mall")	The PRC, 1 October 2000 limited liability company	Distributor of HUALING brand products in the PRC	Registered Capital RMB500,000	95.5%
廣州市華凌商場有限公司(「華凌商場」)	中國,二零零零年十月一日 有限責任公司	在中國銷售華凌品牌之產品	註冊資本 人民幣500,000元	95.5%
Guangzhou Ma Hui Hualing Taxi ("Hualing Taxi")	*The PRC, 2 May 1995* limited liability company	*Taxi license leasing in the PRC*	*Registered Capital* RMB2,000,000	57%
廣州馬會華凌出租車隊(「華凌車隊」)	中國,一九九五年五月二日 有限責任公司	出租車執照租賃	註冊資本 人民幣2,000,000元	57%

14 Interests in subsidiaries (Cont'd)

14 附屬公司權益(續)

Name 公司名稱	Place and date of incorporation/ establishment and kind of legal entity 註冊/成立地點及日期,及公司類型	Principal activities and place of operation 主要業務	Particulars of issued share capital 已發行及繳足股本	Interest held 應佔權益
INDIRECTLY HELD (Cont'd) 間接持有(續)				
Hualing Technology (Investment) Limited	The British Virgin Islands, 25 October 2002 limited liability company	Investment holding in the British Virgin Islands	Ordinary Shares of US$1	100%
華凌科技(投資)有限公司	英屬處女群島,二零零二年十月二十五日 有限責任公司	投資控股	普通股美金1元	100%
Henan Hualing Electrical Household Appliance Co., Ltd.	The PRC, 11 June 2002 limited liability company	Distributor of HUALING brand products in the PRC	Registered Capital RMB5,000,000	100%
河南華凌電器銷售有限公司	中國,二零零二年六月十一日 有限責任公司	在中國銷售華凌品牌之產品	註冊資本 人民幣5,000,000元	100%
Chongqing Shuigang Hualing Electrical Household Appliance Co., Ltd.	The PRC, 5 April 2002 limited liability company	Distributor of HUALING brand products in the PRC	Registered Capital RMB3,000,000	100%
重慶穗港華凌電器銷售有限公司	中國,二零零二年四月五日 有限責任公司	在中國銷售華凌品牌之產品	註冊資本 人民幣3,000,000元	100%

15 Interests in associated companies

15 聯營公司權益

		Group 集團 2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Investment at cost:	投資，按成本值:		
Unlisted equity interests, at cost	非上市股份，按成本值	39,760	27,173
Share of post-acquisition reserve	應佔收購後儲備	(8,099)	(1,110)
		31,661	26,063
Less: Provision for impairment in value	減：減值準備	(1,401)	(467)
		30,260	25,596

The particulars of the principal associates are:

主要聯營公司之詳情如下：

Name 公司名稱	Place and date of incorporation/establishment and kind of legal entity 註冊/成立地點及日期及公司類型	Principal activities 主要業務	Particulars of issued share capital 已發行及繳足股本	Interest held indirectly 間接持有權益
Xian Dongling Refrigerating Compressors Co., Ltd. ("Xian Dongling") *	The PRC, 27 September 1995 limited liability company	Manufacture and sale of refrigerator compressors	Registered Capital US$18,670,000	25%
西安東凌製冷壓縮機有限公司（「西安東凌」）*	中國，一九九五年九月二十七日 有限責任公司	製造及分銷冰箱壓縮機	註冊資本 美金18,670,000元	25%
Guangzhou Hualing Polyfoam Co., Ltd. ("Hualing Polyfoam")	The PRC, 28 December 1991 limited liability company	Manufacture and sale of polyfoam products	Registered Capital US$1,000,000	19%
廣州華凌泡沫塑料有限公司（「華凌泡沫」）	中國，一九九一年十二月二十八日 有限責任公司	製造及分銷泡沫塑料產品	註冊資本 美金1,000,000元	19%
Beijing Wide Vision Network Co., Ltd. ("Beijing Wide")	The PRC, 18 December 2000 limited liability company	Manufacture and sale of computer hardware and telecommunication equipment	Registered Capital RMB3,000,000	33%
北京創源景家電網絡信息科技有限公司（「北京創源景」）	中國，二零零零年十二月十八日 有限責任公司	製造及分銷計算機硬件和電訊設備	註冊資本 人民幣3,000,000元	33%

* Pursuant to an approval document ([2002]No.005) from Xian Ministry of Foreign Trade and Economic Committee, the issued and paid-up capital of Xian Dongling was increased from US$11,340,000 to US$18,670,000 in 2002.

* 根據西安對外貿易經濟合作局批文（[2002]第005號），2002年西安東凌的已發行及繳足資本由美金11,340,000元增加至美金18,670,000元。

All associates in the PRC are sino-foreign equity joint venture.

於中國成立之聯營公司均為中外合資經營。

16 Inventories

16 存貨

		Group 集團	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Raw materials	原材料	199,898	222,254
Work-in-progress	在製品	13,296	27,008
Finished goods	製成品	205,347	397,462
		418,541	646,724
Less: Provision for inventory obsolescence	減：存貨殘次準備	(21,945)	(11,483)
		396,596	635,241

At 31 December 2002, the carrying amount of inventories that are carried at net realizable value amounted to HK$22,640,000 (2001: HK$227,436,000).

於二零零二年十二月三十一日，存貨按可變淨現值記賬總額為港幣22,640,000元（2001年：港幣227,436,000元）。

17 Trade and other receivables

17 貿易及其他應收款

		Group 集團		Company 公司	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Trade receivables	貿易應收款	132,460	300,874	—	—
Notes receivable	應收票據	48,283	7,085	—	—
Prepayment and other receivables	預付賬款及其他應收款	68,311	77,076	445	467
		249,054	385,035	445	467

No standard credit term policy was adopted by the Group as the credit terms granted by the Group's varies towards different customers. As at 31 December 2002, the aging analysis of the trade receivables was as follows:

本集團給予客戶的信用條款各不相同，因此本集團並無標準的信用政策。於二零零二年十二月三十一日，貿易應收款之賬齡分析如下：

		Group 集團		Company 公司	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Within 1 year	一年內	174,824	327,695	—	—
Over 1 year but within 2 years	一年以上至兩年內	26,642	26,126	—	—
Over 2 years	兩年以上	25,180	18,538	—	—
Less: Provision for doubtful receivables	減：呆賬準備	(94,186)	(71,485)	—	—
		132,460	300,874	—	—

18 Prepaid value-added tax

Hualing Household has paid input value-added taxes to the State Tax Bureau for the finished goods purchased from China Refrigeration. In accordance with the PRC tax regulations, these value-added taxes can be offset with the output value-added tax arising from the sales in the future but are not refundable.

18 預付增值稅

華凌家電為購自中國雪櫃的產成品向國家稅務局付了進項增值稅。根據中國稅收法規，這些增值稅可被未來銷售這些產品的銷項增值稅所抵扣，但不可返還。

19 Trade and other payables

19 貿易和其他應付款

		Group 集團		Company 公司	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Trade payables	貿易應付款	262,081	336,466	—	—
Provision for staff welfare and bonus	職工福利及獎勵基金	12,688	15,155	7,712	5,508
Accruals	預提費用	107,331	167,191	—	402
Advances from customers	預收賬款	107,866	92,155	—	—
Notes payable	應付票據	60,550	32,878	—	—
Payable for property, plant and equipment	購置物業，廠房及設備應付款	32,173	7,579	—	—
Others	其他	30,115	21,795	295	1,177
		612,804	673,219	8,007	7,087

At 31 December 2002, the aging analysis of the trade payables was as follows:

於二零零二年十二月三十一日，貿易應付款之賬齡分析如下：

		Group 集團		Company 公司	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Within 1 year	一年內	235,266	326,511	—	—
Over 1 year but within 2 years	一年以上至兩年內	22,042	7,479	—	—
Over 2 years	兩年以上	4,773	2,476	—	—
		262,081	336,466	—	—

20 Taxes payable

20 應付稅金

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元 (Note 31) (附註31)
Value-added tax	增值稅	20,568	42,561
PRC enterprise income tax	中華人民共和國企業所得稅	4,880	8,528
Others	其他	366	1,670
		25,814	52,759

21 Provisions for warranty

21 產品保養準備

The movement of provisions for warranty were analyzed as follows:

對產品保養準備變動之分析如下：

		HK$'000 港幣千元
At 1 January 2002	於二零零二年一月一日	7,930
Charge for the year	本年計提	18,137
Less: Amounts utilized	減：已動用款項	(9,957)
At 31 December 2002	於二零零二年十二月三十一日	16,110

Two subsidiaries of the Group, Hualing Household and Hualing Air-conditioning, provide free repair and replacement services ranging from one year to three years after sales. The cost of the warranty obligation under which Hualing Household and Hualing Air-conditioning agree to remedy defects in its products is accrued at the time the related sales are recognized. As at 31 December 2002, the Group had provided for expected warranty claims on household electrical appliance items sold.

本集團之兩間附屬公司（華凌家電及華凌空調）提供產品售後一至三年之免費維修及零件更換服務。華凌家電及華凌空調於提供產品維護服務而發生的成本於相關產品銷售確認時計提。於二零零二年十二月三十一日，本集團對已出售之家用電器計提了預期之保養準備。

22 Bank loans and other borrowings

22 銀行借款和其他借款

		Group 集團	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Short-term bank loans, secured	短期銀行借款，已擔保	491,876	518,574
Long-term bank loans, secured	長期銀行借款，已擔保	38,592	16,500
		530,468	535,074

At 31 December 2002, the Group's bank loans and other borrowings were repayable as follows:

於二零零二年十二月三十一日，本集團銀行借款和其他借款償還情況如下：

		Bank loans 銀行借款		Other borrowings 其他借款	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Within one year	一年以內	491,876	518,574	—	30,000
Over one year and within two years	一年以上兩年以內	38,592	16,500	—	—
		530,468	535,074	—	30,000

Interest of the bank loans and other borrowings is charged on the outstanding balances at the range of 5.31% per annum to 7.02% per annum (2001: 5.49% to 7.43% per annum).

銀行借款及其他借款之年利率在未償還餘額之5.31%至7.02%之間(二零零一年：年利率5.49%至7.43%)。

Property, plant and equipment with net book value of approximately HK$95,916,000 (2001: HK$116,967,000) were pledged as security for the Group's short-term bank loans.

本集團用作銀行短期借款抵押的若干物業，廠房及設備的帳面淨值約為港幣95,916,000元(二零零一年：116,967,000)。

Subsequent to year end, short-term bank loans of HK$218,484,000 have been renewed and will be due for repayments in the first quarter of 2004.

在二零零二年十二月三十一日後，本集團續借了港幣218,484,000元的銀行短期借款，這些借款將於二零零四年第一季度到期償還。

23 Pension and other post-retirement obligation

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the "MPF Scheme"), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each of the Group (the employer) and its employees makes monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation. The contributions from each of the employer and employees are subject to a cap of $1,000 per month and thereafter contributions are voluntary. For the year ended 31 December 2002, no contribution was forfeited.

The Group companies incorporated in the PRC participate in the local retirement schemes of the PRC. Pursuant to the relevant regulation, the Group is currently required to make a monthly contribution equivalent to 15% to 28% of the monthly salaries in respect of its full-time and temporary employees. The aggregate amount of the Group's contributions (net of forfeited contributions) for the year ended 31 December 2002 amounted to approximately HK$8,323,000 (2001: HK$6,791,000).

23 退休金及其他退休後責任

本集團已安排本集團之香港僱員參加一項由獨立受託人管理的既定供款計劃，強制性公積金計劃(「強積金計劃」)。根據強制性公積金法例規定，本集團(僱主)及本集團之僱員均須每月將僱員月薪的5%作為強積金供款，僱主及僱員作出強制性供款的上限為每月1,000元，高於此金額所作之供款屬自願性質。截至二零零二年十二月三十一日，尚無強積金款被沒收。

本集團參與中國本地退休金計劃。根據有關條款，本集團現須每月支付相當於全職及臨時員工月薪15%至28%之供款。於截至二零零二年十二月三十一日止年度，本集團之供款總額(已扣除沒收之供款)約為港幣8,323,000元(二零零一年：港幣6,791,000元)。

24 Share capital and share options

24 股本及購股權

(a) Share capital

(a) 股本

		Authorised Ordinary shares of HK$0.1 each 法定股本 普通股每股面值 港幣0.1元 '000 股份數目(千股)	HK$'000 港幣千元
At 31 December 2002 and 2001	二零零二和二零零一年十二月三十一日	1,600,000	160,000

		Issued and fully paid Ordinary shares of HK$0.1 each 已發行及繳足股本 普通股每股面值 港幣0.1元 '000 股份數目(千股)	HK$'000 港幣千元
At 31 December 2000	二零零零年十二月三十一日	1,179,056	117,906
Issue of shares	發行股份	120,000	12,000
Exercise of share options	行使購股權	81,460	8,146
At 31 December 2001	二零零一年十二月三十一日	1,380,516	138,052
Exercise of share options (Note 24(b))	行使購股權(附註二十四(b))	1,360	136
At 31 December 2002	二零零二年十二月三十一日	1,381,876	138,188

24 Share capital and share options (Cont'd)

24 股本及購股權(續)

(b) Share options

Pursuant to the company's share option scheme dated 26 November 1993, the company, for incentive purpose, is authorized to grant options to executive directors and employees of the Group to subscribe for shares in the company, subject to a maximum of (i) 20% of the share capital of the company in issue as at 25 June 1999 plus (ii) the nominal amount of share capital of the company repurchased by the company subsequent to the amendments up to a maximum equivalent of 10% of the aggregate nominal amount of the share capital of the company in issue, excluding shares issued on exercise of options. The subscription price would be determined by the directors, and would not be less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares quoted on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of the option. There is no limit as to the number of shares in respect of which options may be granted under the scheme to any one participant. The terms of the scheme provide that an option may be exercised under the scheme at any time during the period commencing on the date upon which such option is deemed to be granted and accepted.

(b) 購股權

根據本公司於一九九三年十一月二十六日採納,並於一九九九年六月二十五日修訂之購股權計劃,本公司有權授出購股權予本集團之執行董事及僱員以認購本公司之股份,惟最高多以(i)本公司於一九九九年六月二十五日已發行股本之20%為限,及(ii)在作出修訂後本公司購回之本公司股本面額,最多可相等於本公司已發行股本面值總額之10%(不包括因行使購股權而發行之股份)。認購價由董事釐定,惟不得低於股份之面值或緊接授出購股權日期前五個交易日股份在香港聯合交易所有限公司之平均收市價之80%(以較高者為準)。根據該計劃,並無對授予任何一名參與人之購股權所涉及之股份數目設定上限。根據該計劃之條款規定,購股權可於其被視作授出及接納之日期後隨時根據計劃行使。

Movements in the number of share options outstanding during the year are as follows:

於本年度購股權之變動如下:

Categories of grantees 受讓人		Total number of grantees 受讓人數	As at 1 January 2002 二零零二年一月一日	Granted 授出	Exercised 行使	Cancelled 注銷	Lapsed 失效	As at 31 December 2002 二零零二年十二月三十一日
Directors	董事	12	6,800,000	–	–	–	–	6,800,000
Employees	僱員	66	1,680,000	–	(1,360,000)	–	–	320,000
Others	其他	3	2,000,000	–	–	–	(2,000,000)	–
		81	10,480,000	–	(1,360,000)	–	(2,000,000)	7,120,000

At an Extraordinary General Meeting of the company held on 26 November 1993, the Executive Share Option Scheme was approved and adopted. At 31 December 2002 there were 7,120,000 options outstanding which are exercisable at any time prior to 31 December 2003.

於一九九三年十一月二十六日舉行之股東特別大會上,本公司通過並採納行政人員購股權計劃。於二零零二年十二月三十一日,可於二零零三年十二月三十一日前任何時間行使之購股權尚存7,120,000股。

25 Reserves

25 儲備

		Share premium 股份溢價 HK$'000 港幣千元	General reserve fund 一般儲備基金 HK$'000 港幣千元	Enterprise expansion fund 企業發展基金 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Property revaluation reserve 物業價值重估儲備 HK$'000 港幣千元	Accumulated losses 累計虧損 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
(a) Group	(a) 集團							
Balances as at 1 January 2001	二零零一年一月一日餘額	446,533	33,144	16,958	28,497	13,000	(54,952)	483,180
Issue of ordinary shares	發行普通股	64,702	–	–	–	–	–	64,702
Share issue expenses	發行費用	(2,016)	–	–	–	–	–	(2,016)
Profit appropriation	利潤分配	–	333	–	–	–	(333)	–
Deficit on revaluation of investment properties	投資物業重估減值	–	–	–	–	(13,000)	–	(13,000)
Profit attributable to shareholders	股東應佔利潤	–	–	–	–	–	10,759	10,759
Balances as at 31 December 2001	二零零一年十二月三十一日餘額	509,219	33,477	16,958	28,497	–	(44,526)	543,625
Issue of ordinary shares	發行普通股	173	–	–	–	–	–	173
Share issue expenses	發行費用	(9)	–	–	–	–	–	(9)
Profit appropriation	利潤分配	–	3,884	–	–	–	(3,884)	–
Translation difference during the year	本年度匯兌差異	–	–	–	(158)	–	–	(158)
Loss attributable to shareholders	股東應佔虧損	–	–	–	–	–	(250,359)	(250,359)
Balances as at 31 December 2002	二零零二年十二月三十一日餘額	509,383	37,361	16,958	28,339	–	(298,769)	293,272
(b) Company	(b) 公司							
Balances as at 1 January 2001	二零零一年一月一日餘額	446,533	–	–	–	–	(7,467)	439,066
Issue of ordinary shares	發行普通股	64,702	–	–	–	–	–	64,702
Share issue expenses	發行費用	(2,016)	–	–	–	–	–	(2,016)
Loss for the year	本年虧損	–	–	–	–	–	(13,118)	(13,118)
Balances as at 31 December 2001	二零零一年十二月三十一日餘額	509,219	–	–	–	–	(20,585)	488,634
Issue of ordinary shares	發行普通股	173	–	–	–	–	–	173
Share issue expenses	發行費用	(9)	–	–	–	–	–	(9)
Loss for the year	本年虧損	–	–	–	–	–	(261,658)	(261,658)
Balances as at 31 December 2002	二零零二年十二月三十一日餘額	509,383	–	–	–	–	(282,243)	227,140

The company had no reserves as at 31 December 2002 available for distribution to shareholders (2001: Nil).

(c) The company's PRC subsidiaries are required to follow the laws and regulations of the PRC and their articles of association. These subsidiaries are required to provide for certain statutory funds, namely, general reserve fund, and enterprise expansion fund, which are appropriated from net profit after taxation but before dividend distribution. These PRC subsidiaries are required to allocate at least 10% of its net profit to the reserve fund until the balance of such fund has reached 50% of its registered capital. Such appropriations are determined at the discretion of the directors. The general reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital.

於二零零二年十二月三十一日，本公司並無可供分配之儲備(二零零一年：零)。

(c) 本公司在中國之附屬公司須遵循中國的法律和規定及彼等的公司章程細則。此等附屬公司須提供若干法定基金，分別為儲備基金、企業發展基金、員工獎勵及福利基金、均自除稅後但未計股息分派的純利中提取。此等中國之附屬公司從其純利中提取最少10%列入儲備基金，直至該儲備基金結餘達至其註冊資本的50%為止此等撥款由董事的酌情釐定。儲備基金僅在有關當局批準後始可用作抵銷累積虧損或增加資本。

26 Consolidated cash flow statement

26 綜合現金流量表

(a) Reconciliation of (loss)/profit before taxation to net cash inflow from operating activities:

(a) 除税前(虧損)／盈利與經營活動之現金流入淨額對賬表

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元 (Note 31) (附註31)
(Loss)/Profit before taxation	除税前(虧損)／盈利	(239,883)	36,600
Adjustments:	調整：		
Depreciation	折舊	76,573	65,050
Amortization of intangible assets	無形資產攤銷	1,217	794
Share of loss/(profit) of associated companies	投資聯營公司之虧損／(盈利)	6,663	(70)
Impairment of property, plant and equipment	固定資產減值	8,321	—
Loss on disposals of property, plant and equipment	出售固定資產虧損	8,312	2,172
Provisions for warranty	產品保養撥備	8,180	3,339
Provision for impairment in value for associated companies	對聯營公司投資之減值撥備	934	—
Government subsidies	政府補貼	(3,026)	(9,829)
Operating (loss)/profit before working capital changes	營運資金變動前之經營(虧損)／盈利	(132,709)	98,056
Decrease (Increase) in due from related companies	應收關聯公司款項減少(增加)	2,441	(2,822)
Decrease (Increase) in trade and other receivables	貿易及其他應收款減少(增加)	135,981	(75,480)
Decrease (Increase) in inventories	存貨淨值減少(增加)	238,645	(8,270)
Increase in prepaid value-added taxes	預付增值税增加	(18,574)	(1,102)
(Decrease) Increase in due to related companies	應付關聯公司款項(減少)增加	(1,559)	6,142
(Decrease) Increase in trade and other payables	貿易及其他應付款(減少)增加	(71,889)	20,431
Decrease in other taxes payable	其他應付税款減少	(23,297)	(39,627)
Interest income	利息收入	(7,216)	(9,428)
Interest expense	利息支出	39,205	43,281
Bank handling charges	銀行手續費	1,409	704
Effect of foreign exchange translation	外幣匯兑影響	122	—
Cash inflow generated from operations	經營現金流入	162,559	31,885
Interest paid	已付利息	(39,205)	(43,281)
Interest received	已收利息	7,216	9,428
Tax paid	已付税款	(6,885)	(6,056)
Bank handling charges paid	已付銀行手續費	(1,409)	(704)
Net cash inflow/(outflow) from operating activities	經營活動產生之現金流入／(流出)淨額	122,276	(8,728)

(b) Analysis of cash and cash equivalents

(b) 現金及其等價物分析

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Cash on hand	現金	1,194	791
Cash at banks	銀行存款	173,068	186,248
		174,262	187,039

26 Consolidated cash flow statement (Cont'd)

26 綜合現金流量表(續)

(c) Analysis of changes in financing during the year

(c) 本年度融資項目變動分析如下：

		Share capital including premium 股份及股份溢價		Bank Loans 銀行借款		Minority interests 少數股東權益	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Beginning of the year	年初金額	647,271	564,439	535,074	540,402	34,095	19,019
Minority interests in share of losses and exchange reserves	少數股東應佔虧損及匯兑儲備	—	—	—	—	7,239	12,152
Cash inflows from financing	融資現金流入	300	82,832	—	—	—	—
Proceeds from new borrowings	新增借款流入			533,986	61,144		
Repayment of loans	借款之返還			(538,592)	(66,472)		
Share of net asset value of subsidiary acquired by minority interest	少數股東應佔附屬公司淨資產	—	—	—	—	—	2,924
End of the year	年末餘額	647,571	647,271	530,468	535,074	41,334	34,095

(d) Major non-cash transaction

As disclosed in Note 15, pursuant to an approval document ([2002] No. 005) from Xian Ministry of Foreign Trade and Economic Committee, the issued and paid-up capital of Xian Dongling was increased from US$11,340,000 to US$18,670,000 in 2002. US$1,471,000 (equivalent to HK$11,474,000) was paid through injection of machinery and equipment.

(d) 主要非現金交易

如賬目附註十五刊載，根據西安市對外貿易經濟合作局批文([2002]第005號)，2002年西安東凌為止發行及繳足資本由美金11,340,000元增加為美金18,670,000元。其中美金1,471,000元(為值於港幣11,474,000元)乃以機器設備形式出資。

27 Contingent liabilities

27 或然負債

		Group 集團		Company 公司	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Guarantees for bank loans and overdrafts of subsidiaries	為附屬公司之銀行借款及透支所作擔保	—	—	22,523	—
Discounted letters of credit with recourse	有追索權之已貼現信用證	—	14,751	—	—
Bills of exchange discounted/ endorsed with recourse	有追索權之已貼現／背書匯票	155,056	84,905	—	—
		155,056	99,656	22,523	—

Management anticipates that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

管理層預計上述來自日常業務之銀行擔保及其他擔保不會產生重大負債。

28 Commitments

28 承擔

(a) Capital commitments for purchases of property, plant and equipment

(a) 物業、廠房及設備之資本承擔

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Contracted but not provided for	已簽約但未撥備	6,802	43,893
Authorized but not contracted for	已批準但未簽約	—	—
		6,802	43,893

(b) Commitments under operating leases

(b) 經營租賃承擔

As at 31 December 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

於二零零二年十二月三十一日，集團根據不可撤銷之經營租賃而於未來支付之最低租賃付款總額如下：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Not later than one year	第一年內	4,012	6,050
Later than one year and not later than five years	第一年後至第五年內	5,935	6,320
		9,947	12,370

29 Related party transactions

29 關聯方交易

(a) Balances with related companies are:

(a) 與關聯公司交易之餘額如下:

		Group 集團		Company 公司	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Due from related companies:					
— Yungang Plastic Company Ltd. ("Yungang Plastic"), a company in which the Group had 14.25% equity interest	應收雲港塑料有限公司(「雲港塑料」),本集團持有14.25%權益	583	223	—	—
— Guangzhou Hualing Polyfoam Co., Ltd. ("Hualing Polyfoam"), a company in which the Group had 19% equity interest	應收廣州華凌泡沫有限公司(「華凌泡沫」),本集團持有19%權益	10	10	—	—
— Guangzhou Finance Company Limitied ("Guangzhou Finance"), a wholly-owned subsidiary of GZITIC	應收越信隆財務有限公司(「越信隆」),廣州信托的全資附屬公司	—	35	—	35
— Beijing Wide Vision Network Co., Ltd., a company in which the Group had 33% equity interest	應收北京創源景有限公司,本集團持有33%權益	—	2,766	—	6
		593	3,034	—	41

		Group 集團		Company 公司	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Due to related companies	應付關聯公司				
— Yungang Plastic	一 雲港塑料	8,124	8,494	—	—
— Xian Dongling	一 西安東凌	5,602	5,542	—	—
— Hualing Polyfoam	一 華凌泡沫	2,034	3,326	—	—
— Guangzhou Finance	一 越信隆	2,560	2,517	2,553	2,510
		18,320	19,879	2,553	2,510

29 Related party transactions (Cont'd)

(b) Significant related party transactions, which were carried out in the normal course of business are as follows:

29 關聯方交易(續)

(b) 正常業務中與關聯公司進行的重大交易如下：

		Group 集團	
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Purchases from Hualing Polyfoam	向華凌泡沫採購貨品	5,638	6,942
Purchases from and processing charges paid to Yungang Plastic	向雲港塑料採購貨品及支付加工費	9,297	14,135
Purchases from Xian Dongling	向西安東凌採購貨品	1,018	—
		15,953	21,077

Purchases from associated companies were conducted in the normal course of business at prices and terms no less than those charged by and contracted with other third party suppliers of the Group.

向聯營公司採購貨品是在正常業務範圍內進行，交易價格及條款均不遜於向集團其他第三方供應商所收取之價格及訂約之條款。

30 Ultimate holding company

The directors regard Guangzhou International Trust and Investment Corporation ("GZITIC"), a company incorporated in the People's Republic of China, as being the ultimate holding company.

30 最終控股公司

董事認為本公司之最終控股公司為在中華人民共和國註冊成立之廣州國際信托投資公司("GZITIC")。

31 Comparative figures

Certain of the 2001 comparative figures have been reclassified to conform to current year's presentation.

31 比較數字

若干二零零一年之可比數字已重列以配合年內報表之表述。

32 Approval of accounts

The accounts were approved by the board of directors on 16 April 2003.

32 賬目通過

本年度賬目已於二零零三年四月十六日由董事會通過。

GZITIC HUALING HOLDINGS LIMITED AND ITS SUBSIDIARIES

國信華凌集團有限公司及其附屬公司

		Years ended 31 December 截至十二月三十一日止年度				
		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2000 HK$'000 港幣千元	1999 HK$'000 港幣千元	1998 HK$'000 港幣千元
Results	**業績**					
Turnover	營業額	1,261,072	1,650,988	1,815,247	1,197,175	1,208,064
(Loss)/Profit attributable to shareholders	股東應佔（虧損）／盈利	(250,359)	10,759	90,389	55,138	(92,199)
Assets and liabilities	**資產及負債**					
Total assets	總資產	1,676,310	2,034,633	1,893,192	1,544,380	1,600,458
Total liabilities	總負債	(1,203,516)	(1,318,861)	(1,273,087)	(988,342)	(1,129,709)
Minority interests	少數股東權益	(41,334)	(34,095)	(19,019)	(47,772)	(29,388)
Shareholders' funds	股東投資	431,460	681,677	601,086	508,266	441,361



國信華凌集團有限公司
GZITIC HUALING HOLDINGS LIMITED

- 95% 中國雪櫃實業有限公司 China Refrigeration Industry Co., Ltd. (中國PRC)
- 100% 華凌投資有限公司 Hualing Investments Limited (香港HK)
- 100% 華凌科技有限公司 Hualing Technology Limited (香港HK)
- 100% Hualing International Limited (香港HK)
- 100% 華凌(遠東)有限公司 Hualing (Far East) Limited (英屬處女群島 BVI)
- 100% 華凌製冷工程有限公司 Hualing Refrigerant Engineering Limited (香港HK)

Subsidiaries and associates:

- 60% 廣州馬會華凌出租車隊 Guangzhou Ma Hui Hualing Taxi (中國PRC)
- 75% / 25% 廣州華凌雪櫃有限公司 Guangzhou Hualing Refrigeration Co., Ltd. (中國PRC)
- 55% 合肥華凌電器有限公司 Hefei Hualing Electrics Co., Ltd. (中國PRC)
- 100% 廣州華凌空調設備有限公司 Guangzhou Hualing Air-conditioning & Equipment Co., Ltd. (中國PRC)
- 100% Growth Plus Properties Ltd. (英屬處女群島 BVI)
- 20% 廣州華凌泡沫塑料有限公司 Guangzhou Hualing Polyfoam Co., Ltd. (中國PRC)
- 90% / 10% 廣州華凌家電企業有限公司 Guangzhou Hualing Electrical Household Appliance Enterprise Co., Ltd. (中國PRC)
- 100% 廣州市華凌物業管理有限公司 Guangzhou Hualing Property Management Co., Ltd. (中國PRC)
- 100% 中國家電網有限公司 China Appliances.com Limited (英屬處女群島 BVI)
- 25% 西安東凌製冷壓縮機有限公司 Xian Dongling Refrigerating Compressors Co., Ltd. (中國PRC)
- 100% 廣州市華凌商場有限公司 Guangzhou Hualing Shopping Mall Co., Ltd. (中國PRC)
- 5% / 95% 成都華凌家電有限公司 Chengdu Hualing Electrical Household Appliance Co., Ltd. (中國PRC)
- 33% 北京創源景家電網絡信息科技有限公司 Beijing Wide Vision Network Co., Ltd. (中國PRC)
- 5% / 95% 重慶穗港華凌電器銷售有限公司 Chongqing Shuigang Hualing Electrical Household Appliance Co., Ltd. (中國PRC)
- 10% / 90% 河南華凌電器銷售有限公司 Henan Hualing Electrical Household Appliance Co., Ltd. (中國PRC)

DIRECTORS

CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen
CHEN Hui (resigned on 5 December 2002)
LIU Xi Bo* (resigned on 13 May 2002)
ZHANG Xin Hua*
CHEN Yu Hang*
NG Cheong Lam* (resigned on 2 January 2002)
LO Wing Sang, Vincent**
CHAN Wai Dune**
LAM Ming Yung**

* Non-executive Directors
** Independent Non-executive Directors

董事

陳小石 *(董事長)*
梁偉文
梁保平
葉真文
陳輝(於二零零二年十二月五日辭任)
劉錫博*(於二零零二年五月十三日辭任)
張新華*
陳宇航*
伍暢林*(於二零零二年一月二日辭任)
羅榮生**
陳維端**
林明勇**

* 非執行董事
** 獨立非執行董事

COMPANY SECRETARY

WONG Hon Sum, FCCA FHKSA

公司秘書

黃漢森

REGISTERED OFFICE

Rooms 2802-04, 28th Floor, Harbour Centre
25 Harbour Road, Wanchai
Hong Kong
Website : www.hualing.com

註冊辦事處

香港
灣仔港灣道25號
海港中心28樓2802-2804室
網址：www.hualing.com

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor Prince's Building
Central
Hong Kong

核數師

羅兵咸永道會計師事務所
香港執業會計師
香港
中環太子大廈二十二樓

PRINCIPAL BANKERS

The Bank of East Asia, Ltd.
Bank of China (Hong Kong)
Bank of China
Industrial and Commercial Bank of China
China Construction Bank

主要銀行

東亞銀行
中國銀行(香港)
中國銀行
中國工商銀行
中國建設銀行

SHARE REGISTRAR

Central Registration Hong Kong Limited
17th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183樓
合和中心17樓

INVESTOR AND MEDIA RELATIONS CONSULTANT

JOVIAN Financial Communications Limited
Tel : (852)2581 0168
Email : jovian@joviancomm.com
Website : www.joviancomm.com

投資者及傳媒關係顧問

溢星財經傳播有限公司
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